EXHIBIT 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code: 2628

Interim Report 2019

1949-2019

中国人寿保险股佾有限公司
China Life Insurance Company Limited
Interim Report 2019
1949-2019
Stock Code: 2628

The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Chinese Government for establishment in October 1949, when the People’s Republic of China was founded. In 1996, in compliance with the separate operation regulation, Zhong Bao Life Insurance Company was established to focus on life insurance business. In 1999, Zhong Bao Life Insurance Company was renamed as China Life Insurance Company. On 30 June 2003, China Life Insurance Company was restructured into China Life Insurance (Group) Company, which founded the Company as a sole promoter. With the 70th anniversary of the Company (from 1949 to 2019) as the theme of the cover page, it is intended to mark the long-standing operations of the Company and its predecessor.

PRELUDE

Definitions and Material Risk Alert	4

Company Profile	5

Business Highlights	7

Financial Summary	8

China Life Insurance Company Limited ● 2019 Interim Report

Prelude

Definitions and Material Risk Alert

In this report, unless the context otherwise requires, the following expressions have the following meanings:

China Life or the Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Co., Ltd., an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

CBIRC	China Banking and Insurance Regulatory Commission, the predecessors of which are the former China Insurance Regulatory Commission and the former China Banking Regulatory Commission

CBIRC Beijing Bureau	Beijing Bureau of the China Banking and Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated in this report the details of its existing risks including risks relating to macro trends, risks relating to insurance business, risks relating to investment business and risks relating to network security. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

China Life Insurance Company Limited ● 2019 Interim Report

Prelude

Company Profile

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and the Insurance Law. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2019, the Company had approximately 297 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

I. BASIC INFORMATION

Registered Name in Chinese	中國人壽保險股份有限公司（簡稱「中國人壽」）
Registered Name in English	China Life Insurance Company Limited (“China Life”)
Legal Representative	Wang Bin
Registered Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Telephone	86-10-63633333
Fax	86-10-66575722
Website	www.e-chinalife.com
Email	ir@e-chinalife.com
Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong
Telephone	852-29192628
Fax	852-29192638

II. CONTACT INFORMATION

	Board Secretary	Securities Representative
Name	Li Mingguang	Li Yinghui
Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China
Telephone	86-10-63631241	86-10-63631191
Fax	86-10-66575112	86-10-66575112
Email	ir@e-chinalife.com	liyh@e-chinalife.com
*Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

China Life Insurance Company Limited ● 2019 Interim Report

Prelude

Company Profile (continued)

III. INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media for the Company’s A Share Disclosure	China Securities Journal, Shanghai Securities News, Securities Times

CSRC’s Designated Website for the Company’s Interim Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Interim Report may be obtained at	12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

IV. STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

V. OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 60 Wall Street, New York, NY 10005

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP

	Domestic Auditor	International Auditor

	Ernst & Young Hua Ming LLP	Ernst & Young

Auditors of the Company	Address: Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue, Dongcheng District, Beijing, P.R. China	Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Name of the Signing Auditors: Huang Yuedong, Wu Jun

China Life Insurance Company Limited ● 2019 Interim Report

Prelude

Value of half year’s sales RMB 34,569 million a year-on-year increase of 22.7%
Embedded value RMB886,804 million an increase of 11.5% from the end of 2018
Net profit attributable to equity holders of the Company RMB37,599 million a year-on-year increase of 128.9%
Gross written premiums RMB377,976 million a year-on-year increase of 4.9%
First-year regular premiums with a payment duration of ten years or longer RMB38,082 million a year-on-year increase of 68.0%
Gross investment income RMB88,923 million a year-on-year increase of 68.0%
Gross investment yield 5.78% a year-on-year increase of 200 BPs
Comprehensive solvency ratio 269.09% an increase of 18.53 percentage points from the end of 2018

China Life Insurance Company Limited ● 2019 Interim Report

Prelude

Financial Summary

MAJOR FINANCIAL DATA AND INDICATORS

			RMB million
	As at 30 June 2019[1]	As at 31 December 2018	Increase/ Decrease from the end of 2018
Total assets	3,479,860	3,254,403	6.9%
Including: Investment assets[2]	3,304,129	3,104,014	6.4%
Equity holders’ equity	368,434	318,371	15.7%
Ordinary share holders’ equity per share[3] (RMB per share)	12.76	10.99	16.1%
Ratio of assets and liabilities[4] (%)	89.26	90.07	A decrease of 0.81 percentage point

	January to June 2019[1]	January to June 2018	Increase/ Decrease from the corresponding period in 2018
Total revenues	448,221	401,690	11.6%
Including: Net premiums earned	361,297	348,985	3.5%
Profit before income tax	38,893	21,447	81.3%
Net profit attributable to equity holders of the Company	37,599	16,423	128.9%
Net profit attributable to ordinary share holders of the Company	37,403	16,235	130.4%
Earnings per share (basic and diluted)[3] (RMB per share)	1.32	0.57	130.4%
Weighted average ROE (%)	11.14	5.11	An increase of 6.03 percentage points
Net cash inflow/(outflow) from operating activities	150,290	44,172	240.2%
Net cash inflow/(outflow) from operating activities per share[3] (RMB per share)	5.32	1.56	240.2%

Notes:

1.	The interim financial results for the Reporting Period are unaudited.
2.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits — restricted + Investment properties + Investments in associates and joint ventures
3.	In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Earnings per share (basic and diluted)” and “Net cash inflow/ (outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.
4.	Ratio of assets and liabilities = Total liabilities/Total assets

China Life Insurance Company Limited ● 2019 Interim Report

Prelude

Financial Summary (continued)

MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2019	As at 31 December 2018	Change	Main Reasons for Change
Held-to-maturity securities	874,383	806,717	8.4%	An increase in the allocation of bonds
Available-for-sale securities	932,947	870,533	7.2%	An increase in the allocation and fair value of equity investments in available-for-sale securities
Securities at fair value through profit or loss	138,366	138,717	-0.3%	—
Securities purchased under agreements to resell	3,247	9,905	-67.2%	The needs for liquidity management
Cash and cash equivalents	57,259	50,809	12.7%	The needs for liquidity management
Loans	505,669	450,251	12.3%	An increase in the scale of trust schemes and policy loans
Investment properties	9,793	9,747	0.5%	—
Investments in associates and joint ventures	219,560	201,661	8.9%	New investments in associates and joint ventures
Deferred tax assets	57	1,257	-95.5%	Affected by an increase in the fair value of available-for-sale securities
Insurance contracts	2,457,077	2,216,031	10.9%	The accumulation of insurance liabilities from new policies and renewal business
Investment contracts	268,106	255,434	5.0%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	90,496	192,141	-52.9%	The needs for liquidity management
Annuity and other insurance balances payable	50,931	49,465	3.0%	An increase in maturities payable
Interest-bearing loans and other borrowingsNote	20,195	20,150	0.2%	—
Bonds payable	34,989	—	N/A	Issuance of capital supplemental bonds
Deferred tax liabilities	8,312	—	N/A	Affected by an increase in the fair value of available-for-sale securities
Equity holders’ equity	368,434	318,371	15.7%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019, a three-year bank loan of EUR67 million with a maturity date on 18 January 2021, a five-year bank loan of GBP275 million with a maturity date on 27 June 2024, a six-month bank loan of EUR127 million with a maturity date on 11 July 2019 which is automatically renewed upon maturity pursuant to the terms of the agreement, and a three-month bank loan of USD5 million with a maturity date on 10 September 2019. All the above are fixed rate loans. A three-year loan of EUR400 million with a maturity date on 6 December 2020, which is a floating rate loan.

China Life Insurance Company Limited ● 2019 Interim Report

Prelude

Financial Summary (continued)

				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2019	January to June 2018	Change	Main Reasons for Change
Net premiums earned	361,297	348,985	3.5%	—
Life insurance business	307,009	303,940	1.0%	—
Health insurance business	46,989	37,616	24.9%	The expansion of health insurance business by the Company
Accident insurance business	7,299	7,429	-1.7%	—
Investment income	66,345	60,618	9.4%	An increase in interest income from fixed-income investment assets
Net realised gains on financial assets	3,786	(4,432)	N/A	An increase in spread income of stocks in available-for-sale securities
Net fair value gains through profit or loss	13,107	(7,460)	N/A	An increase in profit or loss in fair value of stocks in securities at fair value through profit or loss
Share of net profit of associates and joint ventures	5,665	4,136	37.0%	An increase in the profits of certain associates
Other income	3,686	3,979	-7.4%	A decrease in commission fees from agency services for CLP&C
Insurance benefits and claims expenses	330,049	313,319	5.3%	The growth of insurance business
Investment contract benefits	4,617	4,829	-4.4%	A decrease in the settlement interest rate of certain universal insurance policies
Policyholder dividends resulting from participation in profits	10,836	9,312	16.4%	An increase in investment yield from the participating account
Underwriting and policy acquisition costs	45,595	35,707	27.7%	An increase in commissions of regular business due to the Company’s business growth and the optimization of its business structure
Finance costs	1,930	2,128	-9.3%	A decrease in interest paid for securities sold under agreements to repurchase
Administrative expenses	16,958	14,924	13.6%	The growth of business
Income tax	964	4,744	-79.7%	The impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs
Net profit attributable to equity holders of the Company	37,599	16,423	128.9%	An increase in gross investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs

China Life Insurance Company Limited ● 2019 Interim Report

Chairman’s Statement

In the first half of 2019, under the guidance of the strategic goal of “China Life Revitalization”, the Chairman’s Company concentrated on high-quality development, actively served the real economy, prevented and mitigated financial risks, and vigorously pushed Statement forward various reforms, which kicked off a good beginning of “China Life Revitalization”. I, on behalf of the Company’s board of directors, hereby 11 report to shareholders and the public the Company’s achievements made in the first half of the year, and describe its China journey of “reforming and restructuring”.
Wang Bin Interim Chairman

China Life Insurance Company Limited ● 2019 Interim Report

Chairman’s Statement

In the first half of 2019, under the guidance of the strategic goal of “China Life Revitalization”, the Company concentrated on high-quality development, actively served the real economy, prevented and mitigated financial risks, and vigorously pushed forward various reforms, which kicked off a good beginning of “China Life Revitalization”. I, on behalf of the Company’s board of directors, hereby report to shareholders and the public the Company’s achievements made in the first half of the year, and describe its journey of “reforming and restructuring”.

As at 30 June 2019, net profit attributable to equity holders of the Company was RMB37,599 million, rising by 128.9% year-on-year. The Company’s gross written premiums amounted to RMB377,976 million, an increase of 4.9% year-on-year. The value of half year’s sales reached RMB34,569 million, an increase of 22.7% year-on-year. The embedded value of the Company amounted to RMB886,804 million, rising by 11.5% from the end of 2018. Total assets of the Company were RMB3.48 trillion, remaining the first place in the life insurance industry. The core solvency ratio and the comprehensive solvency ratio were 258.62% and 269.09%, respectively.

Looking back on the first half of 2019, the Company centered on the strategic goal of “China Life Revitalization”, adhered to the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”, formulated development plans and carried out strategic initiatives, which enabled the Company to strengthen its market position, enhance its brand image and consolidate its comprehensive strength. Firstly, the core business recorded a rapid growth. With an emphasis on business value growth, the Company’s first-year regular premiums with a payment duration of ten years or longer rose by 68.0% year-on-year. Protection-oriented business developed rapidly, with the percentage of premiums from designated protection-oriented products in the first-year regular premiums increasing by 5.0 percentage points year-on-year. Secondly, the sales force expanded in size with the quality enhanced simultaneously.

As at the end of the Reporting Period, the total number of sales force from all channels amounted to about 1.9 million, an increase of 7.2% from the end of 2018. The quality of the sales force was significantly improved. Thirdly, investment income grew remarkably. The Company held the investment philosophy of making long-term investment, value investment and prudent investment, and achieved satisfactory investment returns by actively making allocation in core assets and effectively catching market trading opportunities. As at the end of the Reporting Period, the Company’s investment assets reached RMB3.30 trillion, an increase of 6.4% from the end of 2018, and the gross investment yield was 5.78%, an increase of 200 BPs year-on-year. Fourthly, technology played an increasingly important role in the Company’s business development and operation. The Company kicked off its 3-year action plan for “Technology-driven China Life” initiative in all aspects, aiming to empower the whole insurance value chain. With the use of technologies such as Big Data and Artificial Intelligence, the Company offered hi-tech applications to its customers, sales force and field offices, which consistently expanded the ecosystem of China Life in relation to digital services. Fifthly, the Company’s service capability was increasingly strengthened. By focusing on customer experience, the Company consistently optimized its service processes and scenarios, and made 70 upgrades to offer “smoother”, “faster”, “smarter” and “more caring” services. As a result, the efficiency of its services was enhanced significantly. Sixthly, the Company shouldered social responsibilities for public interest. During the Reporting Period, the Company underwrote an insured sum of RMB319 trillion for the public on a cumulative basis, and carried out supplementary major medical expenses insurance business, long-term care insurance business, and supplementary business in relation to policy-oriented medical insurance that covered 28 provinces through more than 300 projects. The Company developed exclusive products for the “Belt and Road Initiative”, offering insurance protection for Chinese medical teams in Africa. The Company also increased investments of over RMB40 billion in the real economy. In playing the role of insurance for targeted poverty alleviation, the Company made claims payments of nearly RMB2 billion to poverty-stricken

China Life Insurance Company Limited ● 2019 Interim Report

Chairman’s Statement (continued)

people in relation to supplementary major medical expenses insurance business, with the number of beneficiaries exceeding 1 million. Seventhly, the Company’s capability in risk prevention and control was improved comprehensively. The Company further improved the top-level design for risk management, strengthened the administration of risk control at the grass-root level, improved the synergistic mechanism, comprehensively conducted risk investigations and governance activities, and steadily pushed forward the construction of an intelligent risk control system. Eighthly, reforms and innovation were carried out in great depth. We kicked off the “Dingxin Project” under the guidance of the strategic goal of “China Life Revitalization”, and devised a comprehensive plan for our reform and transformation in the future. Through the “Dingxin Project”, we shall structure a new development layout to enhance our ability to create business values. We shall enhance our investment returns through the establishment of a market-oriented investment management system, and strengthen technology-driven development and operation support in order to enhance the overall efficiency of the Company. In addition, we shall optimize the market-oriented incentive and restraint mechanism as well as the talent development mechanism so as to increase the vitality of our staff and sales force.

In the second half of 2019, upon our sound foundation, we shall further accelerate our business development and concentrate on business value growth; carry out in-depth reforms steadily in a bid to promote the implementation of the “Dingxin Project” with satisfactory results; consistently push forward the transformation of sales force and facilitate the integration of business sales and training in great depth in order to increase the productivity of sales force; continue to focus on the markets in large- and medium-sized cities and consolidate our leading positions in rural markets; expand the R&D function and speed up technology application and incubation for the purpose of enhancing the digitalization of the Company; and strictly comply with regulatory requirements to strengthen the management and control of risk sources.

In spite of any challenges ahead, we are determined to make continuous progress. We shall maintain strategic consistency, uphold the strategic goal of “China Life Revitalization”, stick to the designated blueprint all along, and work concertedly for reforms with keen determination. We shall strive to reward people from all walks of life who care and are concerned about the development of China Life with our outstanding operating results.

By Order of the Board
Wang Bin
Chairman

Beijing, China
22 August 2019

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Business Operations in the First Half of 2019	15

Business Analysis	18

Analysis of Specific Items	28

Technology Empowerment, Operations and Services, Risk Control and Management	32

Performance of the Corporate Social Responsibility	35

Future Prospect and Risk Analysis	38

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2019

In the first half of 2019, the Chinese economy generally maintained steady growth, and the situation at home and abroad was intricate and complex. Given that the uncertainties in the external environment brought about pressures and challenges to the insurance market, the insurance industry increasingly deepened transformation and upgrade, and the life insurance industry moved towards high-quality development. During the Reporting Period, the Company firmly concentrated on the strategic goal of “China Life Revitalization” with “Dual Centers and Dual Focuses” as its strategic core and adhered to the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. By adopting a “customer-oriented” approach and concentrating on local branches and field offices, and sticking to the fundamental requirement of high-quality development, the Company pushed forward various tasks in an active and prudent manner. For the first half of 2019, the core business of the Company developed rapidly and its business structure was optimized consistently, which resulted in a significant growth in its business value. The Company’s sales force was enhanced in both quantity and quality, its investment income increased significantly, and its profitability was improved substantially. In the meanwhile, technology-empowered operation became a new driving force for the Company’s business development. The Company has made a fresh headway in an all-round way.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

During the Reporting Period, the Company’s gross written premiums amounted to RMB377,976 million, an increase of 4.9% year-on-year. As at 30 June 2019, the embedded value of the Company reached RMB886,804 million, an increase of 11.5% from the end of 2018. The value of half year’s sales was RMB34,569 million, an increase of 22.7% year-on-year. During the Reporting Period, the Company’s gross investment income reached RMB88,923 million, an increase of 68.0% year-on-year. Net profit attributable to equity holders of the Company was RMB37,599 million, an increase of 128.9% year-on-year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 258.62% and 269.09%, respectively.

Key Performance Indicators for the First Half of 2019

		RMB million
	January to June 2019	January to June 2018
Gross written premiums	377,976	360,482
Premiums from new policies	127,845	125,321
Including: First-year regular premiums	83,133	81,712
First-year regular premiums with a payment duration of ten years or longer	38,082	22,669
Renewal premiums	250,131	235,161
Gross investment income	88,923	52,937
Net profit attributable to equity holders of the Company	37,599	16,423
Value of half year’s sales	34,569	28,166
Including: Exclusive individual agent channel	30,378	24,077
Bancassurance channel	4,039	3,887
Group insurance channel	152	202
Policy Persistency Rate (14 months)[1] (%)	86.10	92.30
Policy Persistency Rate (26 months)[1] (%)	87.00	86.80
Surrender Rate[2] (%)	1.43	4.30

	As at 30 June 2019	As at 31 December 2018
Embedded value	886,804	795,052
Number of long-term in-force policies (hundred million)	2.97	2.85

Notes:

1.  The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.  Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

During the Reporting Period, the Company continued to optimize its business structure. First-year regular premiums amounted to RMB83,133 million, which accounted for 98.79% in long-term first-year premiums, increasing by 9.79 percentage points year-on-year. In particular, first-year regular premiums with a payment duration of ten years or longer was RMB38,082 million (a year-on-year increase of 68.0%), which accounted for 45.81% of the first-year regular premiums (a year-on-year increase of 18.07 percentage points). Single premiums were RMB1,020 million, a decrease of 89.9% year-on-year, and the percentage of single premiums in long-term first-year premiums was reduced to 1.21% from 11.00% of the corresponding period in 2018. Renewal premiums amounted to RMB250,131 million (a year-on-year increase of 6.4%), which accounted for 66.18% of the gross written premiums, a slight increase compared to the same period in 2018.

During the Reporting Period, the Company’s business value was improved significantly. The value of half year’s sales of the Company was RMB34,569 million, rising by 22.7% year-on-year. The new business margin of half year’s sales of the exclusive individual agent channel and the bancassurance channel increased by 4.2 and 7.9 percentage points year-on-year, respectively. As at 30 June 2019, the embedded value of the Company was RMB886,804 million, rising by 11.5% from the end of 2018. The Company accelerated the development of long-term protection-oriented and long-term savings businesses, with its product structure continuously diversified. Out of the top ten insurance products by the first-year regular premiums, six were protection-oriented products. In the first half of 2019, protection-oriented business of the Company developed rapidly, the percentage of which in the first-year regular premiums increased by 5.0 percentage points year-on-year. As at the end of the Reporting Period, the number of long-term in-force policies was 297 million, an increase of 4.2% from the end of 2018.

During the Reporting Period, the Company recorded a gross investment income of RMB88,923 million, an increase of 68.0% year-on-year. Due to an increase in gross investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs, net profit attributable to equity holders of the Company was RMB37,599 million, rising by 128.9% year-on-year.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

II.	BUSINESS ANALYSIS

(I)	Insurance Business

1.	Gross written premiums categorized by business

			RMB million
	January to June 2019	January to June 2018	Change
Life Insurance Business	307,461	304,341	1.0%
First-year business	78,573	87,007	-9.7%
First-year regular	77,563	76,918	0.8%
Single	1,010	10,089	-90.0%
Renewal business	228,888	217,334	5.3%
Health Insurance Business	62,416	48,090	29.8%
First-year business	41,444	30,479	36.0%
First-year regular	5,523	4,709	17.3%
Single	35,921	25,770	39.4%
Renewal business	20,972	17,611	19.1%
Accident Insurance Business	8,099	8,051	0.6%
First-year business	7,828	7,835	-0.1%
First-year regular	47	85	-44.7%
Single	7,781	7,750	0.4%
Renewal business	271	216	25.5%

Total	377,976	360,482	4.9%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB307,461 million, a year-on-year increase of 1.0%. Gross written premiums from the health insurance business amounted to RMB62,416 million, a year-on-year increase of 29.8%. Gross written premiums from the accident insurance business amounted to RMB8,099 million, a year-on-year increase of 0.6%.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

2.	Gross written premiums categorized by channel

		RMB million
	January to June 2019	January to June 2018
Exclusive Individual Agent Channel	290,556	272,233
First-year business of long-term insurance	64,652	61,566
First-year regular	64,529	61,442
Single	123	124
Renewal business	218,023	204,781
Short-term insurance business	7,881	5,886
Bancassurance Channel	47,357	55,998
First-year business of long-term insurance	17,327	27,457
First-year regular	17,315	18,819
Single	12	8,638
Renewal business	29,198	27,974
Short-term insurance business	832	567
Group Insurance Channel	16,798	14,986
First-year business of long-term insurance	1,507	2,137
First-year regular	622	797
Single	885	1,340
Renewal business	1,314	1,105
Short-term insurance business	13,977	11,744
Other Channels[1]	23,265	17,265
First-year business of long-term insurance	667	655
First-year regular	667	654
Single	–	1
Renewal business	1,596	1,301
Short-term insurance business	21,002	15,309

Total	377,976	360,482

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance business, tele-sales, online-sales, etc.
2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

In the first half of 2019, the Company recorded a rapid growth in its core business by consistently focusing on its business value growth and pushing forward business restructuring and product diversification. In particular, protection-oriented business saw rapid development and the business structure was continuously optimized. The Company firmly implemented the sales force development strategy of quality improvement and size expansion, and further strengthened its day-to-day management. As a result, the size of the sales force expanded steadily with its quality consistently improved. As at the end of the Reporting Period, the total number of sales force from all channels amounted to about 1.9 million.

Exclusive Individual Agent Channel. In the first half of 2019, centering on business value growth, the exclusive individual agent channel endeavored to transform and upgrade in its sales management, and strengthened the coordinated development among business, sales force and day-to-day management, so as to achieve continuous growth and its new business margin increased effectively. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB290,556 million, an increase of 6.7% year-on-year. First-year regular premiums from the channel were RMB64,529 million, an increase of 5.0% year-on-year, which accounted for 99.81% of long-term first-year premiums. In particular, the percentage of first-year regular premiums with a payment duration of ten years or longer in first-year regular premiums was 51.74%, an increase of 19.14 percentage points year-on-year. New business margin of half year’s sales of the exclusive individual agent channel reached 36.6%, a year-on-year increase of 4.2 percentage points. Renewal premiums amounted to RMB218,023 million, an increase of 6.5% year-on-year. In the first half of 2019, the sales force of the exclusive individual agent channel was improved in both quantity and quality, and the expansion of the sales force vigorously drove the business growth. As at the end of the Reporting Period, the number of exclusive individual agents was 1.573 million, growing by 9.3% from the end of 2018. In the meantime, the quality of the sales force was improved consistently, with its monthly average productive agents increasing by 38.2% year-on-year. Moreover, the monthly average number of agents selling designated protection-oriented products rose substantially, representing an increase of 52.1% year-on-year.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

Bancassurance Channel. In the first half of 2019, the bancassurance channel furthered its business restructuring by firmly concentrating on the long-term regular premium business, and the new business margin of half year’s sales of the channel improved constantly. During the Reporting Period, single premiums from the bancassurance channel were significantly reduced to RMB12 million from RMB8,638 million in the corresponding period of 2018, and gross written premiums from the channel were RMB47,357 million, a decrease of 15.4% year-on-year. First-year regular premiums were RMB17,315 million (a year-on-year decrease of 8.0%), which accounted for 99.93% of the long-term first year premiums (a year-on-year increase of 31.39 percentage points). In particular, first-year regular premiums with a payment duration of ten years or longer were RMB4,012 million (a year-on-year increase of 86.5%), which accounted for 23.17% of the first-year regular premiums (a year-on-year increase of 11.74 percentage points). New business margin of half year’s sales of the channel was 21.5%, rising by 7.9 percentage points year-on-year. Renewal premiums amounted to RMB29,198 million (a year-on-year increase of 4.4%), which accounted for 61.66% of the gross written premiums from this channel (a year-on-year increase of 11.70 percentage points). As at the end of the Reporting Period, the number of sales representatives of the bancassurance channel reached 0.241 million and the quality of the sales force of the channel was further improved, with the monthly average active insurance planners for long-term business increasing by 43.4% year-on-year.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

Group Insurance Channel. In the first half of 2019, the group insurance channel consistently pushed forward diversified business development and strengthened business structural optimization, which therefore led to steady growth of various businesses. During the Reporting Period, gross written premiums from the group insurance channel were RMB16,798 million, an increase of 12.1% year-on-year. Short-term insurance premiums from the group insurance channel were RMB13,977 million, an increase of 19.0% year-on-year. The Company actively carried out the pilot program of tax deferred pension insurance business and consistently promoted the tax-advantaged health insurance business. As at the end of the Reporting Period, the number of direct sales representatives reached 0.079 million, among which the number of the high-performance representatives reached 0.051 million.

Other Channels. In the first half of 2019, gross written premiums from other channels reached RMB23,265 million, an increase of 34.8% year-on-year. The Company actively developed the policy-oriented health insurance businesses, including supplementary major medical expenses insurance and long-term care insurance, which consistently led the market. As at the end of the Reporting Period, the Company undertook a total of over 230 supplementary major medical expenses insurance projects, 30 long-term care insurance projects and 38 supplementary medial insurance projects for social security, providing services for nearly 400 million people in 28 provinces. The Company continued to explore the development of online insurance sales and intended to provide more convenient ways of insurance application and diversified financial services to its customers via various measures, such as establishing online malls, streamlining operation procedures and enriching insurance products, etc.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

3.	Insurance contracts

			RMB million
	As at 30 June 2019	As at 31 December 2018	Change
Life insurance	2,291,420	2,081,822	10.1%
Health insurance	156,614	125,743	24.6%
Accident insurance	9,043	8,466	6.8%

Total of insurance contracts	2,457,077	2,216,031	10.9%

Including: residual marginNote	742,177	684,082	8.5%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 10.9% from the end of 2018, which is primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

4.	Analysis of claims and policyholder benefits

			RMB million
	January to June 2019	January to June 2018	Change
Insurance benefits and claims expenses	330,049	313,319	5.3%
Life insurance business	291,580	282,294	3.3%
Health insurance business	35,474	27,408	29.4%
Accident insurance business	2,995	3,617	-17.2%
Investment contract benefits	4,617	4,829	-4.4%
Policyholder dividends resulting from participation in profits	10,836	9,312	16.4%

During the Reporting Period, insurance benefits and claims expenses rose by 5.3% year-on-year due to the stable development of insurance business. In particular, life insurance business rose by 3.3% year-on-year due to the growth of life insurance business; health insurance business rose by 29.4% year-on-year due to the growth of health insurance business; accident insurance business decreased by 17.2% year-on-year due to the sequential differences in short-term insurance business. Investment contract benefits decreased by 4.4% year-on-year due to a decrease in the settlement interest rate of certain universal insurance policies. Policyholder dividends resulting from participation in profits increased by 16.4% year-on-year due to an increase in investment yield from participating accounts.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

5.	Analysis of underwriting and policy acquisition costs and other expenses

			RMB million
	January to June 2019	January to June 2018	Change
Underwriting and policy acquisition costs	45,595	35,707	27.7%
Finance costs	1,930	2,128	-9.3%
Administrative expenses	16,958	14,924	13.6%
Other expenses	4,271	3,470	23.1%
Statutory insurance fund contribution	737	690	6.8%

During the Reporting Period, underwriting and policy acquisition costs increased by 27.7% year-on-year due to an increase in commissions of regular business as a result of the growth of the Company’s business and the optimization of its business structure. Finance costs decreased by 9.3% year-on-year due to a decrease in interest paid for securities sold under agreements to repurchase. Administrative expenses increased by 13.6% year-on-year as a result of its business growth.

(II)	Investment Business

Since 2019, the growth momentum of the global economy has declined gradually, along with the international trade frictions taking place frequently. The domestic economy generally remained stable but still under a downward pressure. In domestic bond market, the interest rate constantly fluctuated at a low level, and in domestic stock market, although it has been pulled back after a surge in the first quarter of 2019, the market saw a notable rise compared to the beginning of 2019. In the first half of 2019, the Company laid emphasis on asset-liability interaction from the perspective of assets and liabilities management. In respect of fixed income investments, the Company increased allocation particularly in bonds with long duration with preemptive actions by seizing allocation opportunities on interest rate trend and market supply. The Company also flexibly allocated to selected bank deposits and non-standard fixed-income investments, and strived to increase investment yields from allocation with stringent credit risk control. In respect of equity investments in the open market, the Company took active actions by capturing any opportunities arising in the equity market effectively and added exposure to long-term core assets at an attractive valuation level while catching short-term trading opportunities. During the pullback period of the market, the Company closely monitored risk exposure with disciplined rebalancing strategy, thus achieving satisfactory investment returns. As at the end of the Reporting Period, the Company’s investment assets reached RMB3,304,129 million, an increase of 6.4% from the end of 2018.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

1.	Investment portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	As at 30 June 2019		RMB million As at 31 December 2018
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	2,505,534	75.82%	2,407,236	77.55%
Term deposits	556,572	16.84%	559,341	18.02%
Bonds	1,352,911	40.95%	1,309,831	42.20%
Debt-type financial products[1]	377,681	11.43%	351,277	11.32%
Other fixed-maturity investments[2]	218,370	6.60%	186,787	6.01%
Equity financial assets	508,736	15.40%	424,656	13.68%
Common stocks	235,555	7.13%	178,710	5.76%
Funds[3]	121,841	3.69%	106,271	3.42%
Bank wealth management products	37,683	1.14%	32,854	1.06%
Other equity investments[4]	113,657	3.44%	106,821	3.44%
Investment properties	9,793	0.30%	9,747	0.31%
Cash and others[5]	60,506	1.83%	60,714	1.96%
Investments in associates and joint ventures	219,560	6.65%	201,661	6.50%

Total	3,304,129	100.00%	3,104,014	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2019 and 31 December 2018 were RMB1,004 million and RMB4,635 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell, etc.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

As at the end of the Reporting Period, among the major types of investments, the percentage of bonds changed to 40.95% from 42.20% as at the end of 2018, the percentage of term deposits changed to 16.84% from 18.02% as at the end of 2018, the percentage of debt-type financial products increased to 11.43% from 11.32% as at the end of 2018, and the percentage of stocks and funds (excluding money market funds) increased to 10.79% from 9.03% as at the end of 2018.

The Company’s debt-type financial products mainly concentrated on the sectors such as transportation, public utilities and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 98% of the debt-type financial products were rated AAA or above by the external rating institutions. In general, the quality of the Company’s debt-type investment assets was in good condition and the debt risks were well controlled.

2.	Investment income

		RMB million
	January to June 2019	January to June 2018[1]
Gross investment income[2]	88,923	52,937
Net investment income[3]	72,030	64,829
Net income from fixed-maturity investments	56,274	51,492
Net income from equity investments	9,563	8,594
Net income from investment properties	20	75
Investment income from cash and others	508	532
Net income from investments in associates and joint ventures	5,665	4,136
Net realised gains on financial assets	3,786	(4,432)
Net fair value gains through profit or loss	13,107	(7,460)
Net investment yield[4]	4.66%	4.66%
Gross investment yield[5]	5.78%	3.78%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Gross investment income = Net investment income + Net realised gains on financial assets + Net fair value gains through profit or loss
3.

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and net income from investments in associates and joint ventures, etc.

4.

Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365

5.

Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181×365

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

In the first half of 2019, the Company’s net investment income was RMB72,030 million, an increase of RMB7,201 million from the corresponding period of 2018, rising by 11.1% year-on-year. Given the low interest rate environment, the Company allocated to fixed income products and high-dividend stocks in advance by catching market opportunities and its net investment yield remained stable at 4.66%. In the equity investments, the Company balanced the allocation to long-term core assets and short-term trading. Coupled with the effect of the surge in the domestic stock market in the first half of 2019, the Company’s investment income rose significantly. The gross investment income of the Company reached RMB88,923 million, an increase of RMB35,986 million from the corresponding period of 2018. The gross investment yield was 5.78%, rising by 200 BPs from the corresponding period of 2018. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income2 was 8.25%, rising by 464 BPs from the corresponding period of 20183.

3.	Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

[2]

Comprehensive investment yield = {[(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181}×365

[3]	The figure of last year was adjusted on the same basis.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

III.	ANALYSIS OF SPECIFIC ITEMS

(I)	Profit before Income Tax

			RMB million
	January to June 2019	January to June 2018	Change
Profit before income tax	38,893	21,447	81.3%
Life insurance business	27,340	12,842	112.9%
Health insurance business	4,506	4,459	1.1%
Accident insurance business	459	85	440.0%
Other businesses	6,588	4,061	62.2%

During the Reporting Period, profit before income tax from the life insurance business increased by 112.9% year-on-year due to an increase in investment income. Profit before income tax from the health insurance business increased by 1.1% year-on-year primarily due to the combined impact from an increase in both investment income and claims expenses. Profit before income tax from the accident insurance business increased by 440.0% year-on-year primarily due to an increase in investment income and a decrease in claims expenses. Profit before income tax from other businesses increased by 62.2% year-on-year primarily due to an increase in the income from investments in associates and joint ventures.

(II)	Analysis of Cash Flows

1.	Liquidity sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB57,259 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB556,572 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

2.	Liquidity uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated cash flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
	January to June 2019	January to June 2018	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	150,290	44,172	240.2%	A decrease in surrender payments and maturity payments
Net cash inflow/(outflow) from investing activities	(75,908)	(40,269)	88.5%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(67,937)	5,462	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	5	22	-77.3%	—
Net increase/(decrease) in cash and cash equivalents	6,450	9,387	-31.3%	—

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period.

		RMB million
	As at 30 June 2019 (unaudited)	As at 31 December 2018
Core capital	864,484	761,353
Actual capital	899,487	761,367
Minimum capital	334,270	303,872
Core solvency ratio	258.62%	250.55%
Comprehensive solvency ratio	269.09%	250.56%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio increased by 18.53 percentage points from the end of 2018, which was mainly due to a significant increase in investment income, the consistent improvement in business structure and the issuance of capital supplemental bonds.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

(V)	Business Operations of Our Main Subsidiaries and Affiliates

						RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	10,765	9,605	596

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	5,158	3,716	264

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CBIRC	18,800	40%	91,001	22,791	1,608

China Guangfa Bank Co., Ltd.	The businesses approved by the CBIRC include commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	19,687	43.686%	2,480,962	158,971	7,191

Note: For details, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

(VI)	Structured Entities Controlled by the Company

The details of structured entities controlled by the Company are set out in Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

(VII)	Changes in Accounting Estimates

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

(VIII)	Core Competitiveness

During the Reporting Period, there was no material change in the Company’s core competitiveness.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

IV.	TECHNOLOGY EMPOWERMENT, OPERATIONS AND SERVICES, RISK CONTROL AND MANAGEMENT

(I)	Technology Empowerment

During the first half of 2019, the Company kicked off its 3-year action plan for the “Technology-driven China Life” initiative in all aspects by applying technology empowerment in insurance whole value chain, with a view to supporting the high-quality development.

Technology-empowered Sales Team. Through the application of technologies such as Mobile Internet and Big Data, the Company optimized and upgraded digital applications for its sales team that supported the agents in their independent marketing and real-time management of sales teams, thus contributing to the transformation and upgrade of the Company’s sales model. For the first half of 2019, the online customer acquisition grew by 18% from the corresponding period of last year, the percentage of online sales force recruitment exceeded 55.6%, and the online sales team management recorded a three-fold increase from the corresponding period of last year. With 44.57 million customers being recommended to the sales team via the intelligent platform, 30% of them purchased long-term insurance policies.

Technology-empowered Field Offices. The application of “Internet of Things” technology promoted the expansion of Internet network, addition of intelligent electronic equipment and enrichment of information services for the Company’s field offices, which accelerated the real-time interconnection between different field offices and intelligent upgrade of daily office operations. In the first half of 2019, the total capacity of network bandwidth surged by 156% from the corresponding period of last year and the number of additional intelligent equipment was 85,000 sets. With a digitalized real-time interconnected platform featured with flat structure and visualization, communications and performance tracking between departments of the Company at all levels and frontline field offices were conducted through mobile means for 24 hours. The digitalized platform also provided field offices with real-time and cross-regional day-to-day operations, such as training, morning meetings, broadcast of activities, mobile office operations, and agency services for remote operations. All these would turn the field offices across China into the digital bases of the Company for further services expansion.

Technology-empowered Operation. The application of artificial intelligence technology facilitated the intelligent upgrade of whole-chain and whole-process operation, and a new driving force was derived from technological empowerment. To date, the Company offered 21 intelligent capabilities on its artificial intelligence platform to support 32 application scenarios. In the first half of 2019, the Company constantly optimized application scenarios, including intelligent underwriting, intelligent policy administration and intelligent claims settlement, and launched a financial robot using robotic process automation (RPA), which improved operating efficiency. The Company upgraded and optimized an artificial intelligence model for risk assessment of critical illness insurance, and the accuracy rate of fraudulent claims detection through investigation increased by 32.2% from the corresponding period of last year. The Company also launched an intelligent risk control system for anti-money laundering, with which the accuracy rate of high-risk identification rose by 52.3% as compared to the corresponding period of last year.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

Construction of Digital Ecosystem. With the support of a digital platform, the Company deepened internal and external cooperation to create an open and “win-win” digital ecosystem. On the one hand, the Company consistently enriched the internal ecosystem. For the first half of 2019, the Company created more than 70 innovative applications; 1,076 applications were launched on the platform cumulatively and over 280 application and data services were made available for use on the platform, thus consistently enhancing the technology-empowered ecosystem. On the other hand, the Company actively integrated with the external ecosystem. By launching the application named “Shanghu Bao” on the digital platform, the Company has currently cooperated with 4,180 business partners in the way that the Company provided insurance products and platforms, whereas its business partners provided sales scenarios and customers.

(II)	Operations and Services

By adhering to the “customer-oriented” approach and concentrating on local branches and field offices, the Company focused on strengthening service quality and technology-driven development, and improved efficiency of operations and services as well as customer experience, with a view to vigorously driving the Company towards high-quality development.

Insurance product supply was constantly enriched. In the first half of 2019, for satisfying the demands of its customers, the Company developed a total of 46 new insurance products, including 11 life insurance products, 18 health insurance products, 14 accident insurance products and 3 annuity insurance products. Out of these new products, 42 were protection-oriented products and 4 were long-term savings products.

Customer experience was continuously improved with efficiency of operations enhanced significantly. In the first half of 2019, the Company further upgraded its operations and services by constantly promoting intensive, intelligent and ecological operations and services. Services became more accessible. Through the multi-media Customer Contact Center or a portal of China Life Insurance APP, customers could easily access to a variety of services provided by CLP&C, Pension Company, China Guangfa Bank Co., Ltd. and AMP. The number of online registered users of China Life Insurance APP was over 67 million, with the monthly average number of active users increasing by 52%. The Company also launched a new one-stop enquiry service in relation to 14 types of customers’ rights and interests and a new one-click sales appointment. Services were more convenient and efficient. The Company constantly improved online services, with the utilization rate of paperless insurance application in the exclusive individual agent channel reaching 96%. The rate of automatic claims settlement rose by more than 30 percentage points as compared to that of 2018, and time required for making claims payment was shortened by 37% year-on-year. The Company also launched the service of “Claims Settlement for Critical Illness within One Day”. It consistently developed the service of 5-waiver direct claims payment which allowed the settlement of insurance benefits immediately following the discharge from hospitals, and the number of cooperating medical institutions was over 10,000. Services became smarter. The Company consistently improved differentiated underwriting policies and enhanced the application of artificial intelligence technology, with the rate of intelligent underwriting increasing by 8.7 percentage points year-on-year. The Company upgraded services provided by the “Intelligent Customer Service Robot” by launching voice services, with the number of intelligent customer services performed amounting to 23.4371 million. The Company also upgraded the service of “Intelligent Protection Estimate” to customize insurance protection plans for customers on family basis. Services were more caring. The Company further improved its VIP service system, widely promoted the “Five Exclusive VIP Services”, continuously expanded and upgraded the ecological services such as “Insurance + Sports”, “Insurance + Health”, and “Insurance + Rescue”, and continuously organized activities including “Little Painters of China Life”, “China Life 700 Running”, and “Health Hiking”, with the number of offline activities amounting to 2,371 and the number of customers actively participating such activities reaching 2.28 million. The Company further launched a number of featured VIP services, including domestic medical care advice, critical illness fast-track and global emergency assistance, etc.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

In addition, the Company continuously promoted the implementation of the “Inclusive Healthcare Service” and “Integrated Aged-care” strategy, actively consolidated the resources of healthcare and medical services that covered all life cycles, accelerated the construction of an online platform for healthcare management services, and continuously pushed forward the development of an offline medical and healthcare resources network, so as to satisfy customers’ diversified needs for healthcare services. The Company also actively created an innovative model for the cooperation between medical care and insurance protection, and promoted application of the claims settlement model that integrated government and businesses in the form of “basic medical insurance + supplemental major medical expenses insurance + commercial insurance”. The Company will constantly promote the development and operation of the “Integrated Aged-care” projects, and actively explore pension investment models and investment layout to facilitate the integration of medical care and aged care services and to enhance the quality of aged care services.

(III)	Risk Control and Management

The Company consistently strengthened its efforts on internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as regulatory provisions and requirements, for the purpose of consolidating the line of defense against risks. Actively adapting to the new development of regulatory environment, the Company organized and carried out various risk investigations and rectification exercises. It consistently improved the risk management system of “China Risk Oriented Solvency System” (C-ROSS) and continuously updated the relevant work mechanisms, with its integrated risk rating maintaining at a satisfactory level. Benefiting from applicable theories and experiences in or outside China and taking into account the characteristics of the insurance industry, the Company explored new models for risk prevention and control in relation to unlawful funds raising and put more efforts on promotion and risk investigations, which enhanced the effects of risk management and control. The Company also optimized its ex-ante, halfway and ex-post system of sales risk management and promoted the application of the pre-warning system of sales risks. It constantly pushed forward the establishment of the internal control system and the assessment on and inspection of internal control for the purpose of enhancing the effectiveness of the internal control mechanism. The Company strengthened internal control and operation policies for anti-money laundering, launched a pilot program of the application of the anti-money laundering intelligent verification platform, and innovatively created the models of intelligent identification and intelligent verification with respect to insurance business, so that its ability to prevent and control the risk of money laundering was enhanced. The Company also strengthened compliance management, improved the compliance management system and its efficiency, with a view to promoting its standardized management and compliant operation. The Company further strengthened the organization and management of the internal audit, actively exerted the supervision and services functions of internal audit, carried out the tasks such as economic responsibility audit and the audit on assets and liabilities management system. With a focus on its strategic objectives, the Company conducted special audits to support its in-depth reforms. The Company continuously stepped up its efforts on the application of audit results and strengthened rectification exercises, thus further contributing to the healthy development of the Company.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

V.	PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

The Company adhered to its culture philosophy of “Success for You, Success by You”, and attached great importance to fulfilling its social responsibility. It actively probed into a business mode that balanced the development of itself and the society, and strived to improve people’s livelihood and promote social equity in aspects of aged care, medical services, social assistance and education, with a view to making contributions to the national economy and social development while achieving high-quality development of its own.

(I)	Leveraging the advantage of insurance business to protect people’s livelihood.

The Company gave priority to the people’s livelihood, and took various measures to strengthen people’s livelihood protection network. Through participating in micro-insurance business, insurance for the aged, maternity insurance, supplementary major medical expenses insurance, etc, the Company provided effective support to the development for a moderately prosperous society in all respects. In the first half of 2019, the Company provided micro-insurance protection for over 70 million people, the elderly accident injury insurance protection for over 34 million aged people and the risk coverage for nearly 15 million families with childbirth plans. The Company also provided the supplementary major medical insurance protection for nearly 400 million urban and rural residents, the long-term care insurance protection for more than 10 million people, and the supplementary medical insurance protection for social security for nearly 20 million people. It undertook over 500 medical insurance administration projects, covering nearly 100 million people.

(II)	Carrying out public welfare programs consistently and shouldering its due social responsibilities.

The Company kept “supporting public benefit, promoting social harmony and development” as its tenet, actively shouldered its social responsibilities, and strove to repay the society. In the first half of 2019, the Company donated RMB37,459,700 through China Life Foundation for targeted poverty alleviation. The Company also rolled out the “Green Life” project and the “Blessing for Growth” project to provide major illness relief for the juveniles living in poverty. The Company continually supported orphans from Wenchuan, Ludian and Yushu earthquakes as well as those from Zhouqu mudslide.

(III)	Adhering to green culture in operations and advocating green environmental protection.

Being a non-manufacturing insurance company with low energy consumption and light pollution, the Company greatly promoted green building and green offices in its daily operations. Committed to the development and application of new technologies, the Company continuously developed intelligent and mobile service networks, expanded online service channels and vigorously carried out electronic and paperless office operations to reduce resources consumption and carbon emissions during its operations. The Company exerted great efforts to reducing the waste of paper generated from the traditional operation process in insurance industry. As at 30 June 2019, the Company processed 22.27 million policy administration services through online channels, accounting for 62.11% of the total business volume. Through developing online services, the Company reduced the paper used at service counters which saved approximately 178 tons of paper. In addition, the Company consistently promoted green environmental protection, encouraging its employees and customers to participate in the “Earth Hour” activity to increase the awareness of energy conservation and emission reduction.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

(IV)	Targeted poverty alleviation

1.	Targeted poverty alleviation plan

During the Reporting Period, the Company upheld a strong sense of social responsibility, actively fulfilled its social responsibilities, leveraged advantages of insurance protection function to support poverty alleviation, and made contributions to the fight against poverty and the establishment of a well-off society.

2.	Summary of targeted poverty alleviation activities during the Reporting Period

During the Reporting Period, the Company shouldered its social responsibilities by stepping up its efforts in poverty alleviation and actively playing the due role of insurance protection, and carried out poverty alleviation in full swing. In active response to the deployment and appeals of the CBIRC, the Company offered assistance to No. 6 Town, Chayouhou Banner, Inner Mongolia, investing over RMB16 million in poverty alleviation on a cumulative basis. The Company also renovated the village appearance for the improvement of its production and living environments, and purchased medical equipment for hospitals in towns in order to enhance the level of local medical services. In addition, the Company gave full play to its comprehensive advantages in the insurance sector and accurately replied to the needs of poverty alleviation. In the first half of 2019, the Company developed insurance products for poverty alleviation in great depth, made careful deployment by taking the supplementary major medical expenses insurance as its strategic business and actively promoted such business, and optimized the design of the system of supplementary major medical expenses insurance, so as to enhance the level of medical protection of impoverished people. Out of the agreements signed by the Company in the first half of 2019, over 70% of which were related to poverty alleviation policies. The Company organized a training class for the national insurance business for poverty alleviation in Chongqing with the Office of Poverty Alleviation and Development Leading Group of the State Council, thus laying a sound foundation for further development of the poverty alleviation insurance business. The branches of the Company at all levels carried out business poverty alleviation by taking advantage of their strengths on principal business, and actively responded to the appeals made by the local governments to step up its efforts in cooperating with the local governments, and made donations for education and assistance purposes, with a view to making positive contributions to targeted poverty alleviation and getting rid of poverty.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

3.	Achievements of targeted poverty alleviation activities during the Reporting Period

Indicators				Data and Details
I.	Overall situation
	1.	Funds (the insurance claims payment for		RMB2,787 million
poverty alleviation) Note
	2.	Funds (contributions to the targeted poverty		RMB15.08 million
alleviation areas + contributions to students
in poverty-stricken areas)
	3.	Materials (contributions to the targeted		RMB3.74 million
poverty alleviation areas + contributions to
students in poverty-stricken areas)
	4.	Number of beneficiaries in recorded		25,854
poverty-stricken families (person)

II.	Contributions
	1.	Poverty alleviation by industrial
development
		1.1 Type of industrial poverty alleviation projects	Ö	Poverty alleviation in the agricultural and forestry industry
			☐	Poverty alleviation in the tourism
industry
			Ö	Poverty alleviation in the e-commerce
industry
			☐	Poverty alleviation in the assets
income industry
			☐	Poverty alleviation in the technological
industry
			☐	Others
		1.2 Number of industrial poverty		188
alleviation projects (unit)
		1.3 Contribution to industrial poverty		RMB4.67 million
alleviation projects
		1.4 Number of beneficiaries in recorded		14,673
poverty-stricken families (person)
	2.	Poverty alleviation by education
		2.1 Contribution to subsidize students in poverty		RMB5.96 million
		2.2 Number of students in poverty who received subsidies (person)		29,545
		2.3 Contribution to improve education resources in poverty-stricken areas		RMB0.75 million

Note:	These funds include insurance claims payment for poverty alleviation from the group insurance channel of RMB618 million, insurance claims for supplementary major medical expenses insurance of approximately RMB1,900 million, and insurance claims payment for targeted poverty alleviation products under the “Well-off Life” series of RMB269 million.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

4.	Progressive achievements in performing the social responsibilities of targeted poverty alleviation

In the first half of 2019, the Company further stepped up its efforts in promoting poverty alleviation insurance to expand its scope of beneficiaries covered. In the first half of 2019, the total amount of claims payment to impoverished people for supplementary major medical expenses insurance was over RMB1,900 million and the number of beneficiaries exceeded 1.10 million. In particular, there was a higher number of people receiving compensations in poverty-stricken areas such as Guizhou, Yunnan and Jiangxi. The Company conducted poverty alleviation insurance business in great depth, and designed and developed a total of 15 products in three series, namely the “Poverty Alleviation Insurance” series, the “Five Guarantees Family, Low-income Residents and Orphans” series and the “Well-being Insurance” series. Such products covered various risk protection and insurance services, including life insurance, accidental injury, disability, diseases and medical care, for the purpose of satisfying the basic protection requirement of impoverished people. In particular, the two products developed by the Company in the first half of 2019, namely the “Group Medical Insurance of China Life for the Fixed Benefits of Hospitalization in Relation to Additional Diseases set forth in the Poverty Alleviation Insurance” and the “Group Medical Insurance of China Life for the Fixed Benefits of Hospitalization in Relation to Additional Accidents set forth in the Poverty Alleviation Insurance”, could provide fixed allowances to impoverished people for hospitalization due to accidental injury and other diseases. In the first half of the year, through the development of supplementary group medical insurance business for targeted poverty alleviation under the “Well-off Life” series, the Company undertook 12 supplementary medical insurance projects for poverty alleviation in five provinces such as Henan, Shanxi and Heilongjiang, covering approximately 5 million impoverished people. The number of insured people for the poverty alleviation insurance amounted to 16 million on a cumulative basis, and the amount of insurance coverage amounted to RMB2 trillion.

5.	Subsequent targeted poverty alleviation plans

The Company will consistently and actively promote insurance for poverty alleviation and put more efforts in product innovation so as to expand the protection coverage of poverty alleviation insurance. The Company will also consistently and vigorously carry out supplementary major medical expenses insurance and medical insurance administration to promote poverty alleviation by healthcare, with a view to enhancing the risk-resistant ability of impoverished people in a practical manner. The Company will accomplish its mission to make due contributions to the poverty alleviation and the establishment of a well-off society.

VI.	FUTURE PROSPECT AND RISK ANALYSIS

(I)	Industry Landscape and Development Trends

Currently, the life insurance industry is still at an important stage full of strategic development opportunities. The internal and external environments faced by the industry are complicated and ever changing, and there is still a long way to go for risk prevention and mitigation. Despite the above, with “insurance returning to its due role of protection”, the ability of the life insurance industry in managing social risks will continue to increase and the public’s awareness of insurance will be increasingly enhanced. With the rapid aging of the population, the gradual increase in urbanization rate and the implementation of a Healthy China strategy, there will be an enormous room for the development of the life insurance industry. The Company, being at the stage filled with precious strategic development opportunities, will face both opportunities and challenges. Insurers in the insurance market will be required to better satisfy the needs of customers, focus on the growth of business value, and consistently develop new driving forces, with a view to transforming “crises” into “opportunities” and maintaining healthy development.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

(II)	Development Strategies and Business Plans

In the second half of 2019, the Company will take high-quality development as its fundamental requirements, adhere to the overall keynote of making progress with stability, closely upholding the strategic goal of “China Life Revitalization” and the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. In particular, by adopting a “customer-oriented” approach and concentrating on local branches and field offices, the Company will focus on business value growth and the individual insurance business, push forward the transformation from being sales-oriented to attaching equal importance to sales and services, the transformation from being human-driven to being human- and technology-driven, as well as the transformation from being scale-oriented to the coordination of scale and value. The Company is committed to a life insurance development path with China Life characteristics. It is the mission of the Company to safeguard the happy lives of people and strive to become a world-class life insurance company.

(III)	Potential Risks and Measures to be Taken

In the second half of 2019, the Company will consistently enhance its analysis on complex risk factors, and strive to drive itself towards high-quality development. The major risk factors that may have an impact on the Company’s future development strategy and business objectives include:

Risks relating to macro trends. The global economic growth has slowed down, the economic and trade frictions between major economies have escalated, and volatility has occurred in the stock market and foreign exchange market of major emerging countries. With an increasing downward pressure on the domestic economy and a slowdown in the growth of consumption, the real economy will confront a variety of difficulties and there will still be structural contradictions. The above factors may affect the insurance industry through multiple channels such as financial markets and consumer demands, which may in turn have certain adverse effects on the business development of the Company.

Risks relating to insurance business. The new models and new industry trends brought by new technological revolution will create challenges for the traditional business expansion models. As the industry accelerates its transformation, the competition in business with high value and in the individual market will be increasingly intensified. Hence, the pressure on internal control management will be higher. In addition, due to an extensive distribution of its business outlets and a greater number of sales representatives, the Company will have a relatively high possibility of risks such as fraudulent fundraising and misleading sales practices. The above factors may have adverse impacts on the stable business growth of the Company.

Risks relating to investment business. In the event that the domestic and international economies do not grow as expected, the volatility of financial markets may become greater and the market risks relating to investment portfolios and credit risk may increase. The Company will probably develop new investment channels, adopt new investment vehicles or appoint new investment managers, which may expose the Company to new risks. All of the above factors may affect the Company’s investment income and the book value of its assets. Some of the Company’s assets are held in foreign currencies, which may give rise to the risk of exchange gains and losses arising from exchange rate movements. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which may impact the Company’s profitability to a certain extent.

China Life Insurance Company Limited ● 2019 Interim Report

Management Discussion and Analysis (continued)

Risks relating to network security. When any of the unsafe factors such as natural disasters, man-made disasters, criminal activities, large-scale network paralysis or any other events that are beyond the control of the Company occurs, the computer system of the Company may be interrupted or exposed to security vulnerability. The Company has been adopting various security measures and backup plans to guard against or mitigate the probability of system breakdown. During the first half of 2019, the Company has not experienced situations where such security breakdown and vulnerability affected its operations. In the future, the Company will consistently enhance its capability of preventing and controlling network risks through measures such as the routine management of network security.

The Company will put more effort in analyzing and identifying macro-economic trends, closely monitor market developments, enhance the capability of risk prevention and control, and strengthen the management and control of risk sources. Also, the Company will speed up the “Technology-driven China Life” initiative, promote application of technical achievements, and further empower the Company with the aid of FinTech.

The Company believes that it will have sufficient capital to meet its insurance business expenditure and new general investment needs in the second half of 2019. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

China Life Insurance Company Limited ● 2019 Interim Report

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, etc.

China Life Insurance Company Limited ● 2019 Interim Report

Embedded Value (continued)

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2019 are consistent with those used as at 31 December 2018.

China Life Insurance Company Limited ● 2019 Interim Report

Embedded Value (continued)

SUMMARY OF RESULTS

The embedded value as at 30 June 2019 and the corresponding results as at 31 December 2018 are shown below:

Table 1 Components of Embedded Value			RMB million
ITEM		30 June 2019	31 December 2018
A	Adjusted Net Worth	446,295	386,054
B	Value of In-Force Business before Cost of Required Capital	491,012	454,786
C	Cost of Required Capital	(50,504)	(45,788)
D	Value of In-Force Business after Cost of Required Capital (B + C)	440,509	408,998
E	Embedded Value (A + D)	886,804	795,052

Note:   Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2019 and for the corresponding period of last year:

Table 2 Components of Value of Half Year’s Sales			RMB million
ITEM		30 June 2019	30 June 2018
A	Value of Half Year’s Sales before Cost of Required Capital	39,361	32,245
B	Cost of Required Capital	(4,792)	(4,079)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	34,569	28,166

China Life Insurance Company Limited ● 2019 Interim Report

Embedded Value (continued)

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the 6 months ended 30 June 2019 by channel is shown below:

Table 3 Value of Half Year’s Sales by Channel		RMB million
Channel	30 June 2019	30 June 2018
Exclusive Individual Agent Channel	30,378	24,077
Bancassurance Channel	4,039	3,887
Group Insurance Channel	152	202
Total	34,569	28,166

The new business margin of half year’s sales for the 6 months ended 30 June 2019 by channel is shown below:

Table 4 New Business Margin of Half Year’s Sales by Channel	By FYP		By APE
Channel	30 June 2019	30 June 2018	30 June 2019	30 June 2018
Exclusive Individual Agent Channel	36.6%	32.3%	36.6%	32.3%
Bancassurance Channel	21.5%	13.6%	21.5%	18.7%
Group Insurance Channel	0.6%	0.9%	0.6%	0.9%

Note:	FYP (First Year Premium) is the written premium used for calculation of the value of half year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first-year regular premiums and 10 percent of single premiums.

China Life Insurance Company Limited ● 2019 Interim Report

Embedded Value (continued)

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 5 Analysis of Embedded Value Movement in the First Half Year of 2019	RMB million
ITEM
A Embedded Value at the Start of Year	795,052
B Expected Return on Embedded Value	32,053
C Value of New Business in the Period	34,569
D Operating Experience Variance	1,197
E Investment Experience Variance	26,261
F Methodology and Model Changes	14
G Market Value and Other Adjustments	(1,392)
H Exchange Gains or Losses	38
I Shareholder Dividend Distribution and Capital Injection	(4,718)
J Other	3,729
K Embedded Value as at 30 June 2019 (sum A through J)	886,804

Notes: 1)  Numbers may not be additive due to rounding.

           2)  Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2019 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2019.
D	Reflects the difference between actual operating experience in the first half year of 2019 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2019.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2019 to 30 June 2019 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during the first half year of 2019.
J

Other miscellaneous items including non-recurring impact to profit from the “Announcement on Policies Regarding the Pre-tax Deduction of Underwriting and Policy Acquisition Costs Incurred by Insurance Enterprises” released in 2019, and the impact on the Company’s equity from China Guangfa Bank Co., Ltd. adopting IFRS 9 on 1 January 2019 etc.

China Life Insurance Company Limited ● 2019 Interim Report

Embedded Value (continued)

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 6 Sensitivity Results		RMB million
	Value of In-Force Business after Cost of Required Capital	Value of Half Year’s Sales after Cost of Required Capital
Base case scenario	440,509	34,569
1. Risk discount rate +50bps	420,835	32,891
2. Risk discount rate -50bps	461,645	36,376
3. Investment return +50bps	519,389	41,253
4. Investment return -50bps	361,998	27,893
5. 10% increase in expenses	434,616	32,561
6. 10% decrease in expenses	446,401	36,577
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	437,509	34,114
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	443,510	35,026
9. 10% increase in lapse rates	440,035	33,978
10. 10% decrease in lapse rates	440,894	35,176
11. 10% increase in morbidity rates	434,549	33,390
12. 10% decrease in morbidity rates	446,606	35,753
13. Allowing for diversification in calculation of VIF	472,797	–

China Life Insurance Company Limited ● 2019 Interim Report

Embedded Value (continued)

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 30 June 2019 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2019, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2019; and

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Peng Li             Benjamin Chen             Victoria Xie

22 August 2019

SIGNIFICANT EVENTS

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events

I.	MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreements entered into by CLWM with CLIC, CLP&C, CLI, Pension Company and China Life E-commerce Company Limited (“CLEC”), respectively, the framework agreement between CLI and AMP, the framework agreements entered into by Chongqing International Trust Inc. (“Chongqing Trust”) with CLWM and AMC, respectively, and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLI, CLEC and China Life Capital. Therefore, each of CLIC, CLP&C, CLI, CLEC and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Each of CLWM and AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively, the asset management agreement for alternative investments between the Company and CLI, and the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” between the Company and Chongqing Trust. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, and the framework agreement between the Company and CLWM, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

1.	Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2017. The Company and CLIC entered into the 2018 policy management agreement on 26 December 2017, with a term from 1 January 2018 to 31 December 2020. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for the three years ending 31 December 2020 is RMB708 million.

For the first half of 2019, the service fee paid by CLIC to the Company amounted to RMB286.82 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2018. On 28 December 2018, the Company and AMC entered into the 2019-2021 asset management agreement, with a term of three years from 1 January 2019 to 31 December 2021. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for the three years ending 31 December 2021 is RMB2,000 million.

For the first half of 2019, the Company paid AMC a service fee of RMB690.76 million.

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2018. On 29 December 2018, CLIC and AMC entered into the 2019-2021 asset management agreement, with an entrustment term from 1 January 2019 to 31 December 2021. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2021 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the first half of 2019, CLIC paid AMC a service fee of RMB46.67 million.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. The renewed agreement between the parties expired on 31 December 2018. As approved by the 2017 Annual General Meeting of the Company, the Company and CLI entered into the 2019 asset management agreement for alternative investments on 31 December 2018. Such agreement took effect from 1 January 2019, with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and quasi-securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI the investment management service fee, floating management fee, performance-based bonus and real estate operation management fee in respect of the investment and management services provided by CLI to the Company. For details as to the method of calculation of the investment management service fee, floating management fee, performance-based bonus and real estate operation management fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. In addition, the assets entrusted by the Company to CLI will also be partially used for the subscription of the related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment schemes and project asset-backed schemes.

For the three years ending 31 December 2021, the annual caps on the contractual amount of assets newly entrusted by the Company to CLI for investment and management, as well as the annual caps on the amount of the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee payable by the Company to CLI are as follows:

Amount of Assets Newly

Entrusted for Investment and

Management during the Period

(Including the Amount for

Subscription of the Related

Financial Products)

(RMB million or its

equivalent in foreign currency)

		Amount of the Investment Management Service Fee, Floating Management Fee, Performance-based Bonus and Real Estate Operation Management Service Fee (RMB million or its equivalent in foreign currency)
For the year ending 31 December 2019	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,391
For the year ending 31 December 2020	200,000 (including the amount for the subscription of the related financial products: 100,000)	1,982
For the year ending 31 December 2021	200,000 (including the amount for the subscription of the related financial products: 100,000)	2,266

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

The above amount of assets entrusted by the Company to CLI for investment and management for the year ending 31 December 2019 will also include the amount of subscription of the fund products by the Company under the cooperation framework agreement for investment management with insurance funds between the Company and China Life Capital for the year ending 31 December 2019 (for details, please refer to the section headed “(4) Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital” below).

For the first half of 2019, the investment management service fee, floating management fee, performance-based bonus and real estate operation management service fee paid by the Company to CLI amounted to RMB289.17 million, and the contractual amount of assets newly entrusted by the Company to CLI for investment and management was RMB2,000.00 million. For the first half of 2019, the Company did not subscribe for any related financial products established and issued by CLI or of which CLI has participated in the establishment and issuance.

(4)	Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company entered into the “Cooperation Framework Agreement for Investment Management with Insurance Funds” with China Life Capital on 7 June 2018, with a term from 7 June 2018 to 31 December 2019. Pursuant to the agreement, the Company will subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (including individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For the two years ending 31 December 2019, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the fund products are RMB150 million and RMB200 million, respectively.

For the first half of 2019, the amount of subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB0 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB15.66 million.

3.	Insurance Sales Framework Agreement

Since 18 November 2008, the Company and CLP&C have from time to time entered into insurance sales framework agreements. The renewed agreement between the parties expired on 7 March 2018. The Company and CLP&C entered into the 2018 insurance sales framework agreement on 31 January 2018, with a term of three years from 8 March 2018 to 7 March 2021. Pursuant to the agreement, CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 19 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2020 are RMB4,260 million, RMB5,540 million and RMB7,050 million, respectively.

For the first half of 2019, CLP&C paid the Company an agency service fee of RMB985.92 million.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between the Company and AMP on 30 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee and performance-based fee payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2019, the subscription price and corresponding subscription fee for the subscription of fund products were RMB9,775.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB236.23 million, the sales commission fee and client maintenance fee paid by AMP were RMB0.29 million, the management fee and performance-based fee paid by the Company for the asset management for specific clients were RMB15.18 million, and the fees for other daily transactions were RMB1.26 million.

(2)	Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between Pension Company and AMP on 23 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, Pension Company and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by Pension Company for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

For the first half of 2019, the subscription price and corresponding subscription fee for the subscription of fund products were RMB154.65 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB235.68 million, the sales commission fee and client maintenance fee paid by AMP were RMB0 million, the management fee and performance-based fee paid by Pension Company for the asset management for specific clients were RMB0 million, and the fees for other daily transactions were RMB0 million.

(3)	Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLIC and AMP on 16 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products and asset management for specific clients. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee and performance-based fee payable by CLIC for the asset management for specific clients is RMB100 million.

For the first half of 2019, the subscription price and corresponding subscription fee for the subscription of fund products were RMB524.03 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB1,935.74 million, and the management fee and performance-based fee paid by CLIC for the asset management for specific clients were RMB10.70 million.

(4)	Framework Agreement between CLP&C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement expired on 31 December 2016. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLP&C and AMP on 22 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the sales commission fee and client maintenance fee payable by AMP is RMB100 million; the annual cap of the management fee and performance-based fee payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

For the first half of 2019, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP were RMB0 million, the management fee and performance-based fee paid by CLP&C for the asset management for specific clients were RMB2.37 million, and the fees for other daily transactions were RMB0.08 million.

(5)	Framework Agreement between CLI and AMP

CLI and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Asset Management for Specific Clients and Other Daily Transactions” on 20 December 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, CLI and AMP will conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB7,000 million and RMB7,000 million, respectively; the annual cap of the management fee and performance-based fee payable by CLI for the asset management for specific clients is RMB50 million; and the annual cap of the fees for other daily transactions is RMB50 million.

For the first half of 2019, the subscription price and corresponding subscription fee for the subscription of fund products were RMB4.34 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB0 million, the management fee and performance-based fee paid by CLI for the asset management for specific clients were RMB0 million, and the fees for other daily transactions were RMB0 million.

5.	Framework Agreements with CLWM

(1)	Framework Agreement between the Company and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 30 December 2015 entered into between the Company and CLWM expired on 31 December 2017. The Company and CLWM entered into the 2018 framework agreement on 28 December 2017, pursuant to which the Company will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, the sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual cap of the management fee payable by the Company for the asset management services is RMB240 million; the annual cap of fees in connection with the sales agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2019, the management fee paid by the Company for the asset management services was RMB0 million; the fees in connection with the sales agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, were RMB0 million; and the fees for other daily transactions were RMB2.72 million.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

(2)	Framework Agreement between CLIC and CLWM

The “Framework Agreement in relation to Asset Management Services” dated 26 January 2016 entered into between CLIC and CLWM expired on 31 December 2017. CLIC and CLWM entered into the 2018-2020 framework agreement on 27 December 2017, pursuant to which CLIC will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services and advisory services. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLIC for the asset management services are RMB50 million, RMB120 million and RMB180 million, respectively; and the annual caps of the advisory fee payable by CLIC for the advisory services are RMB50 million, RMB80 million and RMB120 million, respectively.

For the first half of 2019, the management fee paid by CLIC for the asset management services was RMB0.67 million, and the advisory fee paid by CLIC for the advisory services was RMB1.51 million.

(3)	Framework Agreement between CLP&C and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 9 March 2016 entered into between CLP&C and CLWM expired on 31 December 2017. CLP&C and CLWM entered into the 2018-2020 framework agreement on 29 December 2017, pursuant to which CLP&C will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLP&C for the asset management services are RMB50 million, RMB150 million and RMB240 million, respectively; the annual caps of the advisory fee payable by CLP&C for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB150 million, RMB400 million and RMB700 million, respectively.

For the first half of 2019, the management fee paid by CLP&C for the asset management services was RMB0.60 million, the advisory fee paid by CLP&C for the advisory services was RMB2.89 million, and the fees for other daily transactions were RMB0.01 million.

(4)	Framework Agreement between CLI and CLWM

The “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” dated 3 February 2016 entered into between CLI and CLWM expired on 31 December 2017. CLI and CLWM entered into the 2018-2020 framework agreement on 20 December 2017, pursuant to which CLI will continue to conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee for the asset management services are RMB40 million, RMB80 million and RMB120 million, respectively; the annual caps of the advisory fee for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps of the fees for other daily transactions are RMB20 million, RMB80 million and RMB160 million, respectively.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

For the first half of 2019, the management fee for the asset management services was RMB0.27 million, the advisory fee for the advisory services was RMB0 million, and the fees for other daily transactions were RMB0 million.

(5)	Framework Agreement between Pension Company and CLWM

Pension Company and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 26 March 2018, pursuant to which Pension Company will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by Pension Company for the asset management services are RMB100 million, RMB150 million and RMB200 million, respectively; the annual caps of the advisory fee payable by Pension Company for the advisory services are RMB40 million, RMB80 million and RMB90 million, respectively; and the annual caps of the fees for other daily transactions are RMB90 million, RMB180 million and RMB270 million, respectively.

For the first half of 2019, the management fee paid by Pension Company for the asset management services was RMB0 million, the advisory fee paid by Pension Company for the advisory services was RMB0.12 million, and the fees for other daily transactions were RMB0 million.

(6)	Framework Agreement between CLEC and CLWM

CLEC and CLWM entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, pursuant to which CLEC will conduct certain transactions with CLWM during the period from 1 January 2018 to 31 December 2020, including the asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2020, the annual caps of the management fee payable by CLEC for the asset management services are RMB5 million, RMB10 million and RMB15 million, respectively; the annual caps of the advisory fee payable by CLEC for the advisory services are RMB5 million, RMB10 million and RMB15 million, respectively; and the annual caps of the fees for other daily transactions are RMB200 million; RMB300 million and RMB400 million, respectively.

For the first half of 2019, there was no relevant transaction between CLEC and CLWM.

6.	Framework Agreements with Chongqing Trust

(1)	Framework Agreement between the Company and Chongqing Trust

As approved by the 2016 Annual General Meeting of the Company, the Company and Chongqing Trust entered into the “Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions” on 21 June 2017. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, the Company and Chongqing Trust will conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB50,000 million

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

(including the trustee’s remuneration of no more than RMB500 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the redemption amount of the trust products is RMB4,500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2019, the subscription amount of the trust products was RMB5,780.00 million (including the trustee’s remuneration of RMB6.96 million received by Chongqing Trust from the trust assets), the redemption amount of the trust products was RMB0.01 million, and the fees for other daily transactions were RMB0 million.

(2)	Framework Agreement between CLWM and Chongqing Trust

CLWM and Chongqing Trust entered into the “Framework Agreement in relation to Daily Connected Transactions” on 29 December 2017, with a term from 1 January 2018 to 31 December 2019. Pursuant to the agreement, CLWM and Chongqing Trust will conduct the subscription of trust products, asset management services, advisory services and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ending 31 December 2019, the annual cap of the subscription amount of the trust products is RMB10,000 million (including the trustee’s remuneration of no more than RMB150 million per year to be received by Chongqing Trust from the trust assets); the annual cap of the management fee for the asset management services is RMB150 million; the annual cap of the advisory fee for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2019, there was no relevant transaction between CLWM and Chongqing Trust.

(3)	Framework Agreement between AMC and Chongqing Trust

AMC and Chongqing Trust entered into the “Framework Agreement in relation to Daily Connected Transactions” on 7 November 2018. The agreement became effective upon signing by the parties and will expire on 31 December 2019. Pursuant to the agreement, AMC and Chongqing Trust will conduct the subscription of trust products, asset management services and other daily transactions permitted by laws and regulations in their ordinary course of business and on normal commercial terms. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ending 31 December 2019, the annual caps of the subscription amount of the trust products are RMB1,200 million and RMB1,800 million, respectively (including the trustee’s remunerations of no more than RMB100 million and RMB150 million per year to be received by Chongqing Trust from the trust assets); the annual caps of the management fee for the asset management services are RMB100 million and RMB150 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2019, there was no relevant transaction between AMC and Chongqing Trust.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

(II)	Statement on Claims, Debt Transactions and Guarantees of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

III.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

IV.	MATERIAL CONTRACTS AND THEIR PERFORMANCE

1.

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

3.

Entrusted wealth management during the Reporting Period or any wealth management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

4.	Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

V.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2019. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policies.

VI.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

China Life Insurance Company Limited ● 2019 Interim Report

Significant Events (continued)

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

VII.	AUDITORS

A resolution was passed at the 2018 Annual General Meeting held on 30 May 2019 to engage Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2019, and Ernst & Young as the Hong Kong auditor of the Company for the year 2019. The Company’s 2019 half-year financial statements prepared in accordance with the China Accounting Standards for Business Enterprises have been reviewed (not audited) by Ernst & Young Hua Ming LLP and the Company’s 2019 Interim Condensed Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards have been reviewed (not audited) by Ernst & Young.

VIII.	RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

IX.	OTHERS

As approved by the CBIRC and the People’s Bank of China, the Company issued capital supplemental bonds (the “Bonds”) in the national inter-bank bond market in a principal amount of RMB35 billion on 20 March 2019, and completed the issuance on 22 March 2019. The Bonds have a principal amount of RMB35 billion, a term of 10 years and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the Bonds at the end of the fifth year. The proceeds from the issuance of the Bonds will be used to supplement the Company’s capital so as to enhance its solvency according to applicable laws and approvals from regulatory authorities. For further details, please refer to the announcements published by the Company on the website of the SSE (http://www.sse.com.cn) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

CORPORATE GOVERNANCE

Corporate Governance	62

Implementation of Profit Distribution Plan During the Reporting Period	63

Changes in Ordinary Shares and Shareholders Information	63

Directors, Supervisors, Senior Management and Employees	66

China Life Insurance Company Limited ● 2019 Interim Report

Corporate Governance

I.	CORPORATE GOVERNANCE

In the first half of 2019, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardise and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations, so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The shareholders’ general meetings, Board of Directors meetings and Board of Supervisors meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2019, the Board of Directors held six meetings, and the Board of Supervisors held two meetings. As at the latest practicable date (22 August 2019), the Board of Directors held nine meetings, and the Board of Supervisors held three meetings. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Shanghai Securities News and Securities Times, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

Shareholders’ general meeting convened during the Reporting Period is as follows:

15 proposals, including the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2018”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2018”, the “Proposal in relation to the Financial Report of the Company for the Year 2018”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2018”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company”, the “Proposal in relation to the Election of Mr. Han Bing as a Non-employee Representative Supervisor of the Sixth Session of the Board of Supervisors of the Company”, the “Proposal in relation to the Amendments to the ‘Procedural Rules for the Shareholders’ General Meetings’ of the Company”, the “Proposal in relation to the Amendments to the ‘Procedural Rules for the Board of Directors’ Meetings’ of the Company”, the “Proposal in relation to the Amendments to the ‘Procedural Rules for the Board of Supervisors’ Meetings’ of the Company”, the “Proposal in relation to the Remuneration of Auditors of the Company for the Year 2018 and the Appointment of Auditors of the Company for the Year 2019”, the “Proposal in relation to the Amendments to the ‘Articles of Association’”, the “Proposal in relation to the General Mandate for the Issuance of H Shares by the Company”, the “Proposal in relation to the Authorization associated with the Overseas Issue of Senior Bonds by the Company”, the “Proposal in relation to the Election of Mr. Li Mingguang as an Executive Director of the Sixth Session of the Board of Directors of the Company” and the “Proposal in relation to the Election of Mr. Wang Junhui as a Non-executive Director of the Sixth Session of the Board of Directors of the Company”, were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2018” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2018” were received and reviewed at the 2018 Annual General Meeting held in Beijing on 30 May 2019.

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions
http://www.sse.com.cn
2018 Annual General Meeting	30 May 2019	http://www.hkexnews.hk	30 May 2019
http://www.e-chinalife.com

China Life Insurance Company Limited ● 2019 Interim Report

Corporate Governance (continued)

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

The Audit Committee of the Board of the Company has reviewed the 2019 Interim Report of the Company.

II.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare any interim dividend of ordinary shares for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2018 approved at the 2018 Annual General Meeting held on 30 May 2019, with the appropriation to its discretionary surplus reserve fund of RMB1,275 million (10% of the net profit for the year 2018 under the China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.16 per share (inclusive of tax) to all holders of ordinary shares of the Company, totaling approximately RMB4,522 million.

III.	CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

(I) Changes in Share Capital

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

(II) Information on Shareholders

Total number of shareholders and their shareholdings

Total number of holders of ordinary shares as at the end of the Reporting Period	No. of holders of A Shares: 113,010
No. of holders of H Shares: 27,591

Particulars of top ten shareholders of the Company

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Unit: Shares Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	0	–	–
HKSCC Nominees Limited	Overseas legal person	25.90%	7,321,638,358	+1,340,703	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,937,634	0	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	0	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.15%	42,566,805	+11,857,443	–	–
China International Television Corporation	State-owned legal person	0.06%	17,670,000	-782,300	–	–
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset management Plan	Other	0.05%	15,015,845	0	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	14,497,322	-3,678,601	–	–
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	0	–	–
Li Zhuo	Domestic natural person	0.03%	8,705,392	-104,073	–	–

China Life Insurance Company Limited ● 2019 Interim Report

Corporate Governance (continued)

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.
Details of shareholders

	2.	China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as their fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(III)	Change in the Controlling Shareholder and the Effective Controller

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

(IV)	Interests and Short Positions in the Shares and Underlying Shares of the Company Held by Substantial Shareholders and Other Persons Under Hong Kong Laws and Regulations

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2019, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
BlackRock, Inc. (Note 1)	Interest in controlled corporation	H Shares	596,482,340 185,000	(L) (S)	8.02 0.00	% %	2.11 0.00	% %
JPMorgan Chase & Co. (Note 2)	Interest in controlled	H Shares	470,161,749	(L)	6.31%		1.66%
	corporation,		136,727,030	(S)	1.83%		0.48%
	investment manager, person having a security interest in shares, trustee/ approved lending agent		174,831,757	(P)	2.34%		0.62%

China Life Insurance Company Limited ● 2019 Interim Report

Corporate Governance (continued)

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(Note 1):

BlackRock, Inc. was interested in a total of 596,482,340 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,537,000 H shares, 8,402,000 H shares, 120,856,639 H shares, 223,214,000 H shares, 492,000 H shares, 43,471,316 H shares, 1,188,000 H shares, 2,819,000 H shares, 23,519,968 H shares, 1,049,000 H shares, 1,287,000 H shares, 2,013,700 H shares, 54,300,630 H shares, 16,641,555 H shares, 31,133,572 H shares, 490,000 H shares, 52,410,531 H shares, 8,509,429 H shares, 1,086,000 H shares and 61,000 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 596,482,340 H shares, 606,000 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 185,000 H shares (0.00%). Of these 185,000 H shares, 185,000 H shares were cash settled unlisted derivatives.

(Note 2):

JPMorgan Chase & Co. was interested in a total of 470,161,749 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, China International Fund Management Co., Ltd., JPMorgan Asset Management (Taiwan) Limited, J.P. Morgan Bank Luxembourg S.A. – Amsterdam Branch, J.P. Morgan AG, J.P. Morgan Bank Luxembourg S.A. – Stockholm Bankfilial, J.P. Morgan Securities LLC, Highbridge Capital Management, LLC, JPMORGAN CHASE BANK, N.A. – LONDON BRANCH, J.P. Morgan Investment Management Inc., JPMORGAN ASSET MANAGEMENT (UK) LIMITED, J.P. Morgan Prime Inc., JPMorgan Chase Bank, N.A. – Sydney Branch, J.P. Morgan Bank Luxembourg S.A. – Oslo Branch, J.P. Morgan Bank Luxembourg S.A., J.P. Morgan Trust Company of Delaware, JPMorgan Chase Bank, N.A. – Hong Kong Branch, JPMorgan Chase Bank, National Association, JF Asset Management Limited, J.P. MORGAN SECURITIES PLC and J.P. Morgan (Suisse) SA were interested in 62,000 H shares, 6,925,000 H shares, 4,371,548 H shares, 87,000 H shares, 3,908,779 H shares, 19,670,658 H shares, 1,316,000 H shares, 80,799,008 H shares, 38,172,361 H shares, 11,244,000 H shares, 2,640 H shares, 3,346,000 H shares, 267,240 H shares, 4,507,000 H shares, 8,425 H shares, 9,650,503 H shares, 70,736,363 H shares, 68,811,000 H shares, 141,474,908 H shares and 4,801,316 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 470,161,749 H shares are 174,831,757 H shares (2.34%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules. Of these 470,161,749 H shares, 26,731,000 H shares were physically settled listed derivatives, 863,000 H shares were cash settled listed derivatives, 19,058,234 H shares were physically settled unlisted derivatives and 12,351,515 H shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 136,727,030 H shares (1.83%). Of these 136,727,030 H shares, 16,184,000 H shares were physically settled listed derivatives, 52,194,200 H shares were cash settled listed derivatives, 33,959,055 H shares were physically settled unlisted derivatives, 31,194,984 H shares were cash settled unlisted derivatives and 86 H shares were convertible instrument listed derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 30 June 2019, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited ● 2019 Interim Report

Corporate Governance (continued)

IV.	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

(I)	Change in Shares of the Company Held by Directors, Supervisors and Senior Management

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.

(II)	Change of Directors, Supervisors and Senior Management

1.

After the election at the 2018 Annual General Meeting of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Li Mingguang served as an Executive Director of the sixth session of the Board of Directors of the Company from 16 August 2019 and Mr. Wang Junhui served as a Non-executive Director of the sixth session of the Board of Directors of the Company from 16 August 2019. Mr. Zhao Peng was nominated as an Executive Director of the sixth session of the Board of Directors of the Company at the sixteenth meeting of the sixth session of the Board of Directors of the Company. Such proposal will be submitted to the shareholders’ general meeting of the Company for consideration and approval, and the qualification of Mr. Zhao Peng as a Director is still subject to the approval of the CBIRC Beijing Bureau.

2.

After the election at the third extraordinary meeting of the second session of the employee representative meeting of the Company and upon the approval by the CBIRC Beijing Bureau, Mr. Cao Qingyang served as an Employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company from 12 July 2019. After the election at the 2018 Annual General Meeting of the Company and upon the approval of the CBIRC Beijing Bureau, Mr. Han Bing served as a Non-employee Representative Supervisor of the Company from 12 July 2019.

3.

As considered by the ninth meeting of the sixth session of the Board of Directors of the Company and upon the approval of the CBIRC, Mr. Su Hengxuan served as the President of the Company from 2 April 2019. As considered by the twelfth meeting of the sixth session of the Board of Directors of the Company and upon the approval of the CBIRC Beijing Bureau, Mr. Zhao Peng served as the person in charge of finance of the Company from 1 July 2019. Ms. Hu Qun and Mr. Zhao Guodong were appointed as assistants to the President of the Company at the sixteenth meeting of the sixth session of the Board of Directors of the Company. The qualification of each of Ms. Hu Qun and Mr. Zhao Guodong as a senior management officer is still subject to the approval of the CBIRC Beijing Bureau.

4.

Due to the reason of age, Mr. Xu Hengping ceased to be an Executive Director of the sixth session of the Board of Directors of the Company and a member of the Risk Management Committee from 24 January 2019. Due to the reason of age, Mr. Xu Haifeng ceased to be an Executive Director of the sixth session of the Board of Directors of the Company and a member of the Strategy and Assets and Liabilities Management Committee from 28 June 2019.

5.

After the election at the First Extraordinary General Meeting 2018 of the Company and upon the approval of the CBIRC, Mr. Tang Yong served as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company from 2 February 2019; due to adjustment of work arrangements, Mr. Tang Yong ceased to be a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company from 22 July 2019. Due to adjustment of work arrangements, Mr. Shi Xiangming ceased to be a Non-employee Representative Supervisor of the Company from 18 February 2019. Due to adjustment of work arrangements, Mr. Huang Xin ceased to be an Employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company from 22 July 2019.

China Life Insurance Company Limited ● 2019 Interim Report

Corporate Governance (continued)

(III)	Employees of the Company

As at 30 June 2019, the Company (including its major subsidiaries) had 101,272 employees in total. There was no material change in the employee remuneration policy and training program when compared with the information disclosed in the annual report of the Company for 2018.

(IV)	Disclosure of Interests of Directors, Supervisors and the Chief Executive in the Shares of the Company

As at 30 June 2019, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

(V)	Compliance with the Code for Securities Transactions by Directors and Supervisors of the Company

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

China Life Insurance Company Limited ● 2019 Interim Report

Index of Announcements

Serial No.	Items	Date of disclosure
1	Announcement on the Approval of Issuance of Bonds for Capital Replenishment	2019/1/14
2	Announcement of Premium Income	2019/1/14
3	Announcement – Election of Employee Representative Supervisor	2019/1/21
4	Election of Language and Means of Receipt of Corporate Communication	2019/1/21
5	Reply Form	2019/1/21
6	Announcement – Resignation of Executive Director	2019/1/24
7	List of Directors and their Role and Function	2019/1/24
8	Announcement – Estimated Profit Decrease for the Year 2018	2019/1/29
9	Announcement – Forfeiture of Unclaimed Dividends	2019/2/14
10	Announcement of Premium Income	2019/2/18
11	Announcement – Approval of Qualification as Supervisor by the CBIRC and Resignation of Supervisor	2019/2/18
12	Announcement – Approval from the People’s Bank of China on Issuance of Bonds for Capital Replenishment	2019/3/6
13	Announcement of Premium Income	2019/3/13
14	Notice of Board Meeting	2019/3/14
15	Announcement on Completion of Issuance of Bonds for Capital Replenishment	2019/3/22
16	Announcement of Results for the Year Ended 31 December 2018	2019/3/27
17	China Life Insurance Company Limited 2018 Corporate Social Responsibility Report	2019/3/27
18	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2018)	2019/3/27
19	Announcement – Nomination of Non-Employee Representative Supervisor	2019/3/27
20	China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2019/3/27

China Life Insurance Company Limited ● 2019 Interim Report

Index of Announcements (continued)

Serial No.	Items	Date of disclosure
21	Annual Report 2018	2019/4/11
22	Reports of the Board of Directors & Board of Supervisors for 2018, Financial Report & Profit Distribution Plan for 2018, Remuneration of Directors & Supervisors, Remuneration & Appointment of Auditors, Election of Non-employee Representative Supervisor, Amendments to Articles of Association and Procedural Rules, General Mandate to Issue H Shares, Overseas Issue of Senior Bonds & Notice of AGM	2019/4/11
23	Notice of Annual General Meeting	2019/4/11
24	Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Thursday, 30 May 2019	2019/4/11
25	Reply Slip of H Share Shareholders	2019/4/11
26	Notification Letter and Change Request Form to Registered Shareholders	2019/4/11
27	Notification Letter and Request Form to Non-Registered Shareholders	2019/4/11
28	Notice of Board Meeting	2019/4/11
29	Announcement – Approval of Qualification as President by the CBIRC	2019/4/11
30	Announcement of Premium Income	2019/4/15
31	Announcement – Estimated Profit Increase for the First Quarter of 2019	2019/4/18
32	2019 First Quarter Report	2019/4/25
33	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2019)	2019/4/25
34	Announcement – Nomination of Executive Director and Non-executive Director	2019/4/25
35	Supplemental Notice of Annual General Meeting	2019/5/9
36	Supplemental Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be Held on Thursday, 30 May 2019	2019/5/9
37	Notification Letter and Change Request Form to Registered Shareholders	2019/5/9
38	Notification Letter and Request Form to Non-Registered Shareholders	2019/5/9

China Life Insurance Company Limited ● 2019 Interim Report

Index of Announcements (continued)

Serial No.	Items	Date of disclosure
39	Announcement of Premium Income	2019/5/14
40	Announcement – Resolutions Passed at the Annual General Meeting and Distribution of Final Dividend	2019/5/30
41	Announcement of Premium Income	2019/6/12
42	Announcement – Resignation of Executive Director	2019/6/28
43	List of Directors and their Role and Function	2019/6/28

FINANCIAL REPORT

Auditor’s Independent Review Report	72

Interim Condensed Consolidated Statement of Financial Position	73

Interim Condensed Consolidated Statement of Comprehensive Income	75

Interim Condensed Consolidated Statement of Changes in Equity	77

Interim Condensed Consolidated Statement of Cash Flows	78

Notes to the Interim Condensed Consolidated Financial Statements	79

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Auditor’s Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements, set out on pages 73 to 132, which comprise the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2019 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards, or accept liability to, any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Certified Public Accountants

Hong Kong

22 August 2019

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2019

	Notes	Unaudited As at 30 June 2019 RMB million	Audited As at 31 December 2018 RMB million
ASSETS
Property, plant and equipment		48,225	47,281
Right-of-use assets		2,885	—
Investment properties		9,793	9,747
Investments in associates and joint ventures	6	219,560	201,661
Held-to-maturity securities	7.1	874,383	806,717
Loans	7.2	505,669	450,251
Term deposits	7.3	556,572	559,341
Statutory deposits – restricted		6,333	6,333
Available-for-sale securities	7.4	932,947	870,533
Securities at fair value through profit or loss	7.5	138,366	138,717
Securities purchased under agreements to resell		3,247	9,905
Accrued investment income		43,671	48,402
Premiums receivable		41,710	15,648
Reinsurance assets		4,477	4,364
Other assets		34,706	33,437
Deferred tax assets	15	57	1,257
Cash and cash equivalents		57,259	50,809

Total assets		3,479,860	3,254,403

The notes on pages 79 to 132 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Financial Position (continued)

As at 30 June 2019

	Notes	Unaudited As at 30 June 2019 RMB million	Audited As at 31 December 2018 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	2,457,077	2,216,031
Investment contracts	9	268,106	255,434
Policyholder dividends payable		98,940	85,071
Interest-bearing loans and borrowings		20,195	20,150
Lease liabilities		2,505	–
Bonds payable		34,989	–
Financial liabilities at fair value through profit or loss		3,946	2,680
Derivative financial liabilities	10	–	1,877
Securities sold under agreements to repurchase		90,496	192,141
Annuity and other insurance balances payable		50,931	49,465
Premiums received in advance		2,480	46,650
Other liabilities		67,382	58,426
Deferred tax liabilities	15	8,312	–
Current income tax liabilities		187	2,630
Statutory insurance fund		725	558

Total liabilities		3,106,271	2,931,113

Equity
Share capital	20	28,265	28,265
Other equity instruments	21	7,791	7,791
Reserves		170,734	149,293
Retained earnings		161,644	133,022

Attributable to equity holders of the Company		368,434	318,371

Non-controlling interests		5,155	4,919

Total equity		373,589	323,290

Total liabilities and equity		3,479,860	3,254,403

Approved and authorised for issue by the Board of Directors on 22 August 2019.

Wang Bin	Su Hengxuan
Director	Director

The notes on pages 79 to 132 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2019

		Unaudited For the six months ended 30 June
		2019	2018
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		377,976	360,482
Less: premiums ceded to reinsurers		(2,641)	(2,433)

Net written premiums		375,335	358,049
Net change in unearned premium reserves		(14,038)	(9,064)

Net premiums earned		361,297	348,985

Investment income	11	66,345	60,618
Net realised gains on financial assets	12	3,786	(4,432)
Net fair value gains through profit or loss	13	13,107	(7,460)
Other income		3,686	3,979

Total revenues		448,221	401,690

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(83,821)	(177,897)
Accident and health claims and claim adjustment expenses		(21,819)	(17,483)
Increase in insurance contract liabilities		(224,409)	(117,939)
Investment contract benefits		(4,617)	(4,829)
Policyholder dividends resulting from participation in profits		(10,836)	(9,312)
Underwriting and policy acquisition costs		(45,595)	(35,707)
Finance costs		(1,930)	(2,128)
Administrative expenses		(16,958)	(14,924)
Other expenses		(4,271)	(3,470)
Statutory insurance fund contribution		(737)	(690)

Total benefits, claims and expenses		(414,993)	(384,379)

Share of profit of associates and joint ventures, net		5,665	4,136

Profit before income tax	14	38,893	21,447
Income tax	15	(964)	(4,744)

Net profit		37,929	16,703

Attributable to:
– Equity holders of the Company		37,599	16,423
– Non-controlling interests		330	280
Basic and diluted earnings per share	16	RMB1.32	RMB0.57

The notes on pages 79 to 132 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Comprehensive Income (continued)

For the six months ended 30 June 2019

	Unaudited For the six months ended 30 June
	2019	2018
	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	42,263	(6,767)
Amount transferred to net profit from other comprehensive income	(4,759)	4,420
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(11,144)	(1,073)
Share of other comprehensive income of associates and joint ventures under the equity method	378	569
Exchange differences on translating foreign operations	65	(136)
Income tax relating to components of other comprehensive income	(6,586)	738

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	20,217	(2,249)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—

Other comprehensive income for the period, net of tax	20,217	(2,249)

Total comprehensive income for the period, net of tax	58,146	14,454

Attributable to:
– Equity holders of the Company	57,777	14,172
– Non-controlling interests	369	282

The notes on pages 79 to 132 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2019

	Unaudited
	Attributable to equity holders of the Company				Non-	Total
		Other equity		Retained	controlling
	Share capital	instruments	Reserves	earnings	interests
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	16,423	280	16,703
Other comprehensive income	—	—	(2,251)	—	2	(2,249)

Total comprehensive income	—	—	(2,251)	16,423	282	14,454

Transactions with owners
Appropriation to reserves	—	—	3,300	(3,300)	—	—
Dividends paid	—	—	—	(11,494)	—	(11,494)
Dividends to non-controlling interests	—	—	—	—	(147)	(147)
Others	—	—	(603)	—	—	(603)

Total transactions with owners	—	—	2,697	(14,794)	(147)	(12,244)

As at 30 June 2018	28,265	7,791	146,121	140,831	4,512	327,520

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290
Effect of associates’ adoption of new accounting standards (Note 6)	—	—	16	(2,905)	—	(2,889)

As at 1 January 2019	28,265	7,791	149,309	130,117	4,919	320,401
Net profit	—	—	—	37,599	330	37,929
Other comprehensive income	—	—	20,178	—	39	20,217

Total comprehensive income	—	—	20,178	37,599	369	58,146

Transactions with owners
Appropriation to reserves	—	—	1,354	(1,354)	—	—
Dividends paid (Note 17)	—	—	—	(4,718)	—	(4,718)
Dividends to non-controlling interests	—	—	—	—	(133)	(133)
Others	—	—	(107)	—	—	(107)

Total transactions with owners	—	—	1,247	(6,072)	(133)	(4,958)

As at 30 June 2019	28,265	7,791	170,734	161,644	5,155	373,589

The notes on pages 79 to 132 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2019

	Unaudited
	For the six months
	ended 30 June
	2019	2018
	RMB million	RMB million
Net cash inflow/(outflow) from operating activities	150,290	44,172

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	360,314	250,335
Purchases	(485,617)	(358,571)
Investments in associates and joint ventures	(16,122)	(7,313)
Decrease/(increase) in term deposits, net	2,815	190
Decrease/(increase) in securities purchased under agreements to resell, net	6,688	26,564
Interest received	61,167	59,569
Dividends received	8,552	8,163
Decrease/(increase) in policy loans, net	(13,705)	(18,132)
Net cash paid related to acquiring subsidiaries	—	(775)
Cash paid related to other investing activities	—	(299)

Net cash inflow/(outflow) from investing activities	(75,908)	(40,269)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(101,645)	14,753
Interest paid	(1,685)	(2,107)
Dividends paid to equity holders of the Company	(3,527)	(8,518)
Dividends paid to non-controlling interests	(133)	(147)
Proceeds from issue of bonds	34,988	—
Cash received from borrowings	26	730
Capital injected into subsidiaries by non-controlling interests	4,896	1,063
Cash paid related to other financing activities	(857)	(312)

Net cash inflow/(outflow) from financing activities	(67,937)	5,462

Foreign currency gains/(losses) on cash and cash equivalents	5	22

Net increase/(decrease) in cash and cash equivalents	6,450	9,387

Cash and cash equivalents
Beginning of period	50,809	48,586

End of period	57,259	57,973

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	56,056	57,379
Short-term bank deposits	1,203	594

The notes on pages 79 to 132 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2019

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company on 22 August 2019.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”).

Except for the standards and amendments described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2018, as described in those annual financial statements.

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 16	Leases	1 January 2019

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases, and related interpretations from International Financial Reporting Interpretation Committee and Standard Interpretation Committee. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings as at 1 January, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

New definition of a lease

Under IFRS 16, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their stand-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components as a single lease component.

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts mostly for buildings. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low-value assets; and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Lease liabilities as at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as at 1 January 2019.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases (continued)

As a lessee – Leases previously classified as operating leases (continued)

Nature of the effect of adoption of IFRS 16 (continued)

The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 Impairment of Assets on that date. The Group elected to present the right-of-use assets separately in the statement of financial position.

The Group has used the following elective practical expedients when applying IFRS 16 as at 1 January 2019:

•	Applied the recognition exemptions for leases of low value assets and leases with lease term that ends within 12 months from the date of initial application;

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

•

Relied on its assessment of whether leases are onerous immediately before the date of initial application. The Group adjusted the right-of-use asset at the date of initial application by the amount of any provision for onerous leases recognised in the statement of financial position immediately before the date of initial application.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases (continued)

As a lessee – Leases previously classified as operating leases (continued)

Nature of the effect of adoption of IFRS 16 (continued)

The impacts arising from the adoption of IFRS 16 as at 1 January 2019 are as follows:

Increase/(decrease) RMB million Unaudited
Assets
Increase in right-of-use assets	2,555
Decrease in other assets	(361)

Increase in total assets	2,194

Liabilities
Increase in lease liabilities	2,185
Increase in other liabilities	9

Increase in total liabilities	2,194

Effect on retained earnings	—

The weighted average incremental borrowing rate the Group adopted as at 1 January 2019 in calculating the lease liabilities in the interim condensed consolidated statement of financial position was 3.76%.

The present value of the remaining minimum lease payments for leases previously classified as operating leases in the prior annual reporting date before 1 January 2019, discounted using the incremental borrowing rate as at 1 January 2019, is RMB2,317 million. The difference between it and lease liabilities in the interim condensed consolidated statement of financial position as at 1 January 2019 is RMB132 million, mainly from short-term leases, leases with lease term that ends within 12 months from the date of initial application and leases of low-value assets exempted from being recognised as lease liabilities.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases (continued)

Classification and measurement

The accounting policy for leases as disclosed in the annual financial statements for the year ended 31 December 2018 is replaced with the following new accounting policies upon adoption of IFRS 16 from 1 January 2019.

Right-of-use assets

Right-of-use assets are recognised at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. When a right-of-use asset meets the definition of investment property, it is included in investment properties. The corresponding right-of-use asset is measured at cost, in accordance with the Group’s policy for investment properties.

Lease liabilities

Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in future lease payments arising from change in an index or rate, a change in the lease term, a change in the in-substance fixed lease payments or a change in assessment to purchase the underlying asset.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases (continued)

Amounts recognised in the interim condensed consolidated statements of financial position and comprehensive income

The carrying amounts of the Group’s right-of-use assets and lease liabilities, and the movement during the period are as follows:

	Right-of-use assets			Lease liabilities
	Buildings RMB million	Others RMB million	Total right-of- use assets RMB million	Total lease liabilities RMB million
As at 1 January 2019	2,554	1	2,555	2,185
Additions	854	—	854	827
Depreciation charge	(511)	—	(511)	—
Interest expense	—	—	—	47
Payments	—	—	—	(571)
Others	(13)	—	(13)	17

As at 30 June 2019	2,884	1	2,885	2,505

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the six months ended 30 June 2019.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements. The Group adopts the temporary exemption permitted in Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 18 for more details.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”), based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 30 June 2019 and made relevant disclosures in Note 18.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2019 (continued)

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019 (continued)

IFRS 17 – Insurance Contracts (continued)

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non- distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019 (continued)

IFRS 17 – Insurance Contracts (continued)

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required, with comparative figures required. However, if full retrospective application for a group of insurance contracts is impracticable, the entity is required to choose either the modified retrospective approach or the fair value approach.

In November 2018, the IASB tentatively decided to defer the effective date for IFRS 17 by one year to reporting periods beginning on or after 1 January 2022. The IASB also tentatively decided to allow insurers qualifying for the deferral of IFRS 9 an additional year of deferral, meaning that they could apply both standards for the first time to reporting periods beginning on or after 1 January 2022. As at the approval date of the consolidated financial statements, the changes to the effective dates have not yet been finalised by the IASB.

The Group is currently assessing the impact of the standard upon adoption.

Except for IFRS 17, there are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 December 2018.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended 31 December 2018.

There have been no significant changes in the Group’s risk management processes since 31 December 2018 or in any risk management policies.

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

As at 30 June 2019, assets classified as Level 1 accounted for approximately 35.96% of the assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded in the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 30 June 2019, assets classified as Level 2 accounted for approximately 46.76% of the assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

As at 30 June 2019, assets classified as Level 3 accounted for approximately 17.28% of the assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the market comparison approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2019:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	105,705	—	—	105,705
Common stocks	170,253	10,865	15,372	196,490
Preferred stocks	—	—	31,795	31,795
Wealth management products	—	37,683	—	37,683
Others	39	7,550	53,637	61,226
– Debt securities
Government bonds	4,568	16,468	—	21,036
Government agency bonds	22,177	147,925	—	170,102
Corporate bonds	10,853	155,340	—	166,193
Subordinated bonds/debts	—	39,147	200	39,347
Others	150	2,037	80,547	82,734
Securities at fair value through profit or loss
– Equity securities
Funds	16,056	80	—	16,136
Common stocks	38,302	763	—	39,065
– Debt securities
Government bonds	34	49	—	83
Government agency bonds	1,583	6,428	—	8,011
Corporate bonds	8,052	65,292	—	73,344
Others	—	1,727	—	1,727

Total	377,772	491,354	181,551	1,050,677

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,946)	—	—	(3,946)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)

Total	(3,955)	—	—	(3,955)

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2019:

	Available-for-sale securities			Derivative financial	Total
	Debt securities RMB million	Equity securities RMB million	Total assets RMB million	liabilities RMB million	liabilities RMB million
Opening balance	79,248	100,000	179,248	(1,877)	(1,877)
Purchases	1,953	4,213	6,166	—	—
Transferred into Level 3	—	—	—	—	—
Transferred out of Level 3	—	(1,780)	(1,780)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	404	404
Total gains/(losses) recorded in other comprehensive income	(86)	2,371	2,285	—	—
Disposals or exercises	—	(4,000)	(4,000)	1,473	1,473
Maturities	(368)	—	(368)	—	—

Closing balance	80,747	100,804	181,551	—	—

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2018:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	92,260	44	—	92,304
Common stocks	113,750	15,871	13,848	143,469
Preferred stocks	—	—	32,707	32,707
Wealth management products	—	31,348	—	31,348
Others	34	—	53,445	53,479
– Debt securities
Government bonds	2,587	25,853	—	28,440
Government agency bonds	53,433	126,840	—	180,273
Corporate bonds	10,206	175,514	—	185,720
Subordinated bonds/debts	—	21,314	200	21,514
Others	—	1,595	79,048	80,643
Securities at fair value through profit or loss
– Equity securities
Funds	13,891	76	—	13,967
Common stocks	34,392	849	—	35,241
Wealth management products	—	1,506	—	1,506
– Debt securities
Government bonds	82	36	—	118
Government agency bonds	1,556	5,204	—	6,760
Corporate bonds	7,052	72,722	—	79,774
Others	—	1,351	—	1,351

Total	329,243	480,123	179,248	988,614

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,680)	—	—	(2,680)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)
Derivative financial liabilities	—	—	(1,877)	(1,877)

Total	(2,689)	—	(1,877)	(4,566)

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2018:

	Available-for-sale securities		Securities at fair value through profit or loss	Total assets	Derivative financial liabilities	Total liabilities
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	RMB million	RMB million	RMB million
Opening balance	57,333	89,111	655	147,099	—	—
Purchases	12,202	3,312	—	15,514	—	—
Transferred into Level 3	—	146	194	340	—	—
Transferred out of Level 3	—	(526)	(626)	(1,152)	—	—
Total gains/(losses) recorded in profit or loss	—	—	(28)	(28)	(1,678)	(1,678)
Total gains/(losses) recorded in other comprehensive income	(199)	3,239	—	3,040	—	—
Maturity	(293)	—	—	(293)	—	—

Closing balance	69,043	95,282	195	164,520	(1,678)	(1,678)

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the six months ended 30 June 2019, debt securities of RMB24,200 million (for the six months ended 30 June 2018: RMB8,769 million) were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas debt securities of RMB15,599 million (for the six months ended 30 June 2018: RMB19,726 million) were transferred from Level 2 to Level 1. No material equity securities (for the six months ended 30 June 2018: same) were transferred from Level 1 to Level 2, whereas equity securities of RMB5,739 million were transferred from Level 2 to Level 1 (for the six months ended 30 June 2018: immaterial).

For the six months ended 30 June 2019 and the six months ended 30 June 2018, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 30 June 2019 and 31 December 2018, significant unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of main assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary assets and liabilities at fair value classified as Level 3 as at 30 June 2019 and 31 December 2018:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	30 June 2019: 32,627 31 December 2018: 34,388	Comparable companies approach	Liquidity discount	30 June 2019: 7%–35% 31 December 2018: 5%–25%	The fair value is inversely related to the liquidity discount
	30 June 2019: 27,531 31 December 2018: 23,976	Net Asset Value method	Not applicable	Not applicable	Not applicable
	30 June 2019: 38,698 31 December 2018: 37,847	Discounted cash flow method	Weighted average cost of capital	30 June 2019: 3.80%–7.50% 31 December 2018: 3.80%–7.50%	The fair value is inversely related to weighted average cost of capital
Debt securities	30 June 2019: 80,747 31 December 2018: 79,248	Discounted cash flow method	Weighted average cost of capital	30 June 2019: 4.00%–6.60% 31 December 2018: 4.00%–6.60%	The fair value is inversely related to weighted average cost of capital
Derivative financial liabilities	30 June 2019: — 31 December 2018: (1,877)	Comparable companies approach	Liquidity discount	30 June 2019: Not applicable 31 December 2018: 11%	The fair value is inversely related to the liquidity discount

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 19, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of the respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

5	SEGMENT INFORMATION (continued)

		For the six months ended 30 June 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	307,461	62,416	8,099	—	—	377,976
– Term life	1,238	—	—	—	—
– Whole life	28,931	—	—	—	—
– Endowment	62,020	—	—	—	—
– Annuity	215,272	—	—	—	—
Net premiums earned	307,009	46,989	7,299	—	—	361,297
Investment income	61,445	3,653	220	1,027	—	66,345
Net realised gains on financial assets	3,551	211	13	11	—	3,786
Net fair value gains through profit or loss	11,727	696	42	642	—	13,107
Other income	485	30	—	3,910	(739)	3,686
Including: inter-segment revenue	—	—	—	739	(739)	—

Segment revenues	384,217	51,579	7,574	5,590	(739)	448,221

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(82,129)	(1,673)	(19)	—	—	(83,821)
Accident and health claims and claim adjustment expenses	—	(18,874)	(2,945)	—	—	(21,819)
Increase in insurance contract liabilities	(209,451)	(14,927)	(31)	—	—	(224,409)
Investment contract benefits	(4,610)	(7)	—	—	—	(4,617)
Policyholder dividends resulting from participation in profits	(10,780)	(56)	—	—	—	(10,836)
Underwriting and policy acquisition costs	(34,449)	(7,448)	(2,648)	(1,050)	—	(45,595)
Finance costs	(1,484)	(89)	(5)	(352)	—	(1,930)
Administrative expenses	(10,614)	(3,583)	(1,335)	(1,426)	—	(16,958)
Other expenses	(2,850)	(254)	(67)	(1,839)	739	(4,271)
Including: inter-segment expenses	(696)	(40)	(3)	—	739	—
Statutory insurance fund contribution	(510)	(162)	(65)	—	—	(737)

Segment benefits, claims and expenses	(356,877)	(47,073)	(7,115)	(4,667)	739	(414,993)

Share of profit of associates and joint ventures, net	—	—	—	5,665	—	5,665

Segment results	27,340	4,506	459	6,588	—	38,893

Income tax						(964)

Net profit						37,929

Attributable to
– Equity holders of the Company						37,599
– Non-controlling interests						330
Other comprehensive income attributable to equity holders of the Company	18,497	1,098	67	516	—	20,178
Depreciation and amortisation	1,262	400	160	208	—	2,030

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

5	SEGMENT INFORMATION (continued)

		For the six months ended 30 June 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	304,341	48,090	8,051	—	—	360,482
– Term life	1,750	—	—	—	—
– Whole life	20,551	—	—	—	—
– Endowment	71,150	—	—	—	—
– Annuity	210,890	—	—	—	—
Net premiums earned	303,940	37,616	7,429	—	—	348,985
Investment income	56,496	3,011	226	885	—	60,618
Net realised gains on financial assets	(4,195)	(223)	(17)	3	—	(4,432)
Net fair value gains through profit or loss	(6,627)	(353)	(25)	(455)	—	(7,460)
Other income	525	33	—	3,967	(546)	3,979
Including: inter-segment revenue	—	—	—	546	(546)	—

Segment revenues	350,139	40,084	7,613	4,400	(546)	401,690

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(176,405)	(1,477)	(15)	—	—	(177,897)
Accident and health claims and claim adjustment expenses	—	(13,976)	(3,507)	—	—	(17,483)
Increase in insurance contract liabilities	(105,889)	(11,955)	(95)	—	—	(117,939)
Investment contract benefits	(4,826)	(3)	—	—	—	(4,829)
Policyholder dividends resulting from participation in profits	(9,247)	(65)	—	—	—	(9,312)
Underwriting and policy acquisition costs	(26,424)	(5,322)	(2,379)	(1,582)	—	(35,707)
Finance costs	(1,735)	(92)	(7)	(294)	—	(2,128)
Administrative expenses	(9,814)	(2,432)	(1,378)	(1,300)	—	(14,924)
Other expenses	(2,455)	(187)	(75)	(1,299)	546	(3,470)
Including: inter-segment expenses	(517)	(27)	(2)	—	546	—
Statutory insurance fund contribution	(502)	(116)	(72)	—	—	(690)

Segment benefits, claims and expenses	(337,297)	(35,625)	(7,528)	(4,475)	546	(384,379)

Share of profit of associates and joint ventures, net	—	—	—	4,136	—	4,136

Segment results	12,842	4,459	85	4,061	—	21,447

Income tax						(4,744)

Net profit						16,703

Attributable to
– Equity holders of the Company						16,423
– Non-controlling interests						280
Other comprehensive income attributable to equity holders of the Company	(1,300)	(69)	(5)	(877)	—	(2,251)
Depreciation and amortisation	817	189	116	140	—	1,262

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

6	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
As at 31 December 2018	201,661	161,472
Adjustment (i)	(2,889)	—
As at 1 January 2019	198,772	161,472
Change of the cost	15,801	7,313
Share of profit or loss	5,665	4,136
Other equity movements	335	(172)
Declared dividends	(1,013)	(896)

As at 30 June 2019	219,560	171,853

The 2018 final dividend of HKD0.073 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean Group Holding Limited (“Sino-Ocean”) on 16 May 2019, and the Company’s cash dividend receivable is equivalent to RMB145 million.

The 2018 final dividend of RMB0.0533 in cash per ordinary share was approved and declared in the Annual General Meeting of China United Network Communications Limited (“China Unicom”) on 8 May 2019. The Company received a cash dividend amounting to RMB170 million.

(i)

On 1 January 2019, China Guangfa Bank Co., Ltd. (“CGB”) began to adopt China Accounting Standards 22 – Recognition and Classification of Financial Instruments and other related standards, application guidance and transitional guidance, and adjusted its equity as at 1 January 2019 to reflect the accumulated impact of adopting new accounting standards. Accordingly, the impact was adjusted by the Group based on its percentage of holding. The Group’s retained earnings as at 1 January 2019 were decreased by RMB2,857 million, reserves were increased by RMB16 million. The Group’s equity as at 1 January 2019 was decreased by RMB2,841 million in total.

China Unicom began to adopt IFRS 16 and adjusted its equity as at 1 January 2019 to reflect the accumulated impact of adopting IFRS 16. Accordingly, the impact was adjusted by the Group based on its percentage of holding. The Group’s retained earnings as at 1 January 2019 were decreased by RMB48 million.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Debt securities
Government bonds	193,693	179,943
Government agency bonds	337,022	266,986
Corporate bonds	205,219	212,709
Subordinated bonds/debts	138,449	147,079

Total	874,383	806,717

Debt securities
Listed in Mainland, PRC	107,929	109,597
Listed in Hong Kong, PRC	156	130
Listed overseas	61	20
Unlisted (i)	766,237	696,970

Total	874,383	806,717

(i)	Unlisted debt securities include those traded in the Chinese interbank market.

The fair value of held-to-maturity securities is determined by reference to other debt securities which are measured by fair value. Please refer to Note 4. As at 30 June 2019, the provision for the investment of held-to-maturity securities was RMB16 million (as at 31 December 2018: RMB42 million).

	As at 30 June 2019			As at 31 December 2018
	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities – fair value hierarchy	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Government bonds	37,179	164,032	201,211	15,387	175,622	191,009
Government agency bonds	58,614	286,006	344,620	72,455	204,029	276,484
Corporate bonds	5,616	207,302	212,918	10,965	209,302	220,267
Subordinated bonds/debts	—	146,379	146,379	—	155,783	155,783

Total	101,409	803,719	905,128	98,807	744,736	843,543

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

7	FINANCIAL ASSETS (continued)

7.1	Held-to-maturity securities (continued)

Debt securities – Contractual maturity schedule	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	37,676	16,907
After one year but within five years	136,177	137,840
After five years but within ten years	252,583	279,086
After ten years	447,947	372,884

Total	874,383	806,717

7.2	Loans

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Policy loans (i)	155,870	142,165
Other loans	349,799	308,086

Total	505,669	450,251

Fair value	515,149	458,669

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	189,874	167,498
After one year but within five years	154,160	138,939
After five years but within ten years	122,614	99,501
After ten years	39,021	44,313

Total	505,669	450,251

(i)	As at 30 June 2019, maturities of policy loans are within 6 months (as at 31 December 2018: same), and their fair values approximated to their carrying amounts.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

7	FINANCIAL ASSETS (continued)

7.3	Term deposits

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	168,492	158,920
After one year but within five years	370,780	323,021
After five years but within ten years	17,300	77,400

Total	556,572	559,341

As at 30 June 2019, the Group’s term deposits of RMB16,691 million (as at 31 December 2018: same) were deposited in banks to back overseas borrowings and are restricted to use.

In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into a loan agreement with the Hong Kong branch of Agricultural Bank of China. The Company arranged deposits with Beijing Xicheng branch of Agricultural Bank of China to back these loans. As at 30 June 2019, the amounts of such term deposits were RMB6,861 million, RMB7,080 million and RMB750 million, respectively (as at 31 December 2018: same).

On 6 December 2017, New Fortune Wisdom Limited and New Capital Wisdom Limited, subsidiaries of Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership) (“Guo Yang Guo Sheng”), a subsidiary of the Company, entered into a loan agreement with a subsidiary of Agricultural Bank of China. Guo Yang Guo Sheng arranged deposits with Beijing Xicheng branch of the Agricultural Bank of China to back these loans. As at 30 June 2019, the amounts of such term deposits and current deposits were RMB2,000 million (as at 31 December 2018: same) and RMB1,154 million (as at 31 December 2018: RMB1,274 million), respectively.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

7	FINANCIAL ASSETS (continued)

7.4	Available-for-sale securities

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	21,036	28,440
Government agency bonds	170,102	180,273
Corporate bonds	166,193	185,720
Subordinated bonds/debts	39,347	21,514
Others (i)	82,734	80,643

Subtotal	479,412	496,590

Equity securities
Funds	105,705	92,304
Common stocks	196,490	143,469
Preferred stocks	31,795	32,707
Wealth management products	37,683	31,348
Others (i)	61,226	53,479

Subtotal	432,899	353,307

Available-for-sale securities, at cost
Equity securities
Others (i)	20,636	20,636

Total	932,947	870,533

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes, etc.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

7	FINANCIAL ASSETS (continued)

7.4	Available-for-sale securities (continued)

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Debt securities
Listed in Mainland, PRC	50,925	53,933
Unlisted	428,487	442,657

Subtotal	479,412	496,590

Equity securities
Listed in Mainland, PRC	126,570	102,190
Listed in Hong Kong, PRC	81,925	55,066
Listed overseas	1,999	162
Unlisted	243,041	216,525

Subtotal	453,535	373,943

Total	932,947	870,533

Unlisted debt securities include those traded in the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities - Contractual maturity schedule	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	21,838	11,511
After one year but within five years	159,483	170,606
After five years but within ten years	187,969	214,826
After ten years	110,122	99,647

Total	479,412	496,590

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

7	FINANCIAL ASSETS (continued)

7.5	Securities at fair value through profit or loss

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Debt securities
Government bonds	83	118
Government agency bonds	8,011	6,760
Corporate bonds	73,344	79,774
Others	1,727	1,351

Subtotal	83,165	88,003

Equity securities
Funds	16,136	13,967
Common stocks	39,065	35,241
Wealth management products	–	1,506

Subtotal	55,201	50,714

Total	138,366	138,717

Debt securities
Listed in Mainland, PRC	35,464	39,145
Listed in Hong Kong, PRC	79	108
Listed overseas	439	202
Unlisted	47,183	48,548

Subtotal	83,165	88,003

Equity securities
Listed in Mainland, PRC	40,086	31,962
Listed in Hong Kong, PRC	107	97
Listed overseas	5,970	6,552
Unlisted	9,038	12,103

Subtotal	55,201	50,714

Total	138,366	138,717

Unlisted debt securities include those traded in the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and the trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2019	4.85%
As at 31 December 2018	4.85%
As at 30 June 2018	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2019	3.46%~4.83%
As at 31 December 2018	3.47%~4.86%
As at 30 June 2018	3.40%~4.86%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period, including the consideration of risk margin.

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

8	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information obtained at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual life		Group life
	RMB per policy	% of premium	RMB per policy	% of premium
As at 30 June 2019	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2018	45.00	0.85%~0.90%	25.00	0.90%
As at 30 June 2018	45.00	0.85%~0.90%	25.00	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

8	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Gross
Long-term insurance contracts	2,414,771	2,189,794
Short-term insurance contracts
– Claims and claim adjustment expenses	16,889	14,805
– Unearned premiums	25,417	11,432

Total, gross	2,457,077	2,216,031

Recoverable from reinsurers
Long-term insurance contracts	(3,677)	(3,123)
Short-term insurance contracts
– Claims and claim adjustment expenses	(113)	(140)
– Unearned premiums	(317)	(370)

Total, ceded	(4,107)	(3,633)

Net
Long-term insurance contracts	2,411,094	2,186,671
Short-term insurance contracts
– Claims and claim adjustment expenses	16,776	14,665
– Unearned premiums	25,100	11,062

Total, net	2,452,970	2,212,398

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

8	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in the claims and claim adjustment expense reserve:

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
Notified claims	2,536	2,672
Incurred but not reported	12,269	11,106

Total as at 1 January – gross	14,805	13,778

Cash paid for claims settled in period
– Cash paid for current period’s claims	(8,249)	(6,620)
– Cash paid for prior periods’ claims	(11,799)	(10,452)
Claims incurred in period
– Claims arising in current period	20,405	16,840
– Claims arising in prior periods	1,727	887

Total as at 30 June – gross	16,889	14,433

Notified claims	2,016	1,727
Incurred but not reported	14,873	12,706

Total as at 30 June – gross	16,889	14,433

The table below presents movements in unearned premium reserves:

	For the six months ended 30 June
		2019			2018
		RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	11,432	(370)	11,062	12,289	(527)	11,762
Increase	25,417	(317)	25,100	21,527	(701)	20,826
Release	(11,432)	370	(11,062)	(12,289)	527	(11,762)

As at 30 June	25,417	(317)	25,100	21,527	(701)	20,826

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

8	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
As at 1 January	2,189,794	1,999,066
Premiums	334,284	326,976
Release of liabilities (i)	(168,552)	(250,866)
Accretion of interest	57,286	45,342
Change in assumptions
– Change in discount rates	2,133	(2,616)
Other movements	(174)	(368)

As at 30 June	2,414,771	2,117,534

(i)

The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9	INVESTMENT CONTRACTS

	As at 30 June 2019	As at 31 December 2018
	RMB million	RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	61,095	59,129
Investment contracts without DPF
– At amortised cost	207,002	196,296
– At fair value through profit or loss	9	9

Total	268,106	255,434

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

9	INVESTMENT CONTRACTS (continued)

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
As at 1 January	59,129	57,153
Deposits received	2,677	2,874
Deposits withdrawn, payments on death and other benefits	(1,365)	(1,998)
Interest credited	654	634

As at 30 June	61,095	58,663

The fair value of investment contracts at fair value through profit or loss was classified as Level 1. As at 30 June 2019, the fair value of investment contracts at amortised cost was RMB256,535 million (as at 31 December 2018: RMB245,794 million), which was classified as Level 3.

10	DERIVATIVE FINANCIAL LIABILITIES

	As at 30 June 2019	As at 31 December 2018
	RMB million	RMB million
Forward contract	—	1,877

The derivative financial liability of the Company is a forward contract to purchase equity securities. Its fair value is based on active quoted price of the equity security with consideration of liquidity discount, which is classified as Level 3.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

11	INVESTMENT INCOME

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
Debt securities
– held-to-maturity securities	18,240	16,738
– available-for-sale securities	10,444	11,248
– at fair value through profit or loss	1,760	1,829
Equity securities
– available-for-sale securities	8,994	7,838
– at fair value through profit or loss	569	756
Bank deposits	13,531	11,185
Loans	12,679	10,822
Securities purchased under agreements to resell	128	202

Total	66,345	60,618

For the six months ended 30 June 2019, the interest income included in investment income was RMB56,782 million (for the six months ended 30 June 2018: RMB52,024 million). All interest income was accrued using the effective interest method.

12	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
Debt securities
Realised gains (i)	2,956	(13)
Impairment (ii)	(922)	(12)

Subtotal	2,034	(25)

Equity securities
Realised gains (i)	4,196	(3,151)
Impairment (ii)	(2,444)	(1,256)

Subtotal	1,752	(4,407)

Total	3,786	(4,432)

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the six months ended 30 June 2019, the Group recognised an impairment charge of RMB791 million (for the six months ended 30 June 2018: RMB478 million) of available-for-sale funds, an impairment charge of RMB1,653 million (for the six months ended 30 June 2018: RMB778 million) of available-for-sale common stocks, an impairment charge of RMB919 million (for the six months ended 30 June 2018: nil) of loans and an impairment charge of RMB3 million (for the six months ended 30 June 2018: RMB12 million) of held-to maturity securities, for which the Group determined that objective evidence of impairment existed.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

13	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
Debt securities	277	595
Equity securities	12,765	(6,684)
Stock appreciation rights	(132)	189
Financial liabilities at fair value through profit or loss	(207)	118
Derivative financial liabilities	404	(1,678)

Total	13,107	(7,460)

14	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
Employee salaries and welfare costs	8,064	6,784
Housing benefits	557	495
Contribution to the defined contribution pension plan	1,277	1,179
Depreciation and amortisation	2,030	1,262
Foreign exchange losses/(gains)	(30)	(102)

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

15	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
Current taxation – enterprise income tax	(1,962)	5,756
Deferred taxation	2,926	(1,012)

Taxation charges	964	4,744

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2018: same) is as follows:

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
Profit before income tax	38,893	21,447
Tax computed at the statutory tax rate	9,723	5,362
Adjustment on current income tax of previous period (i)	(5,228)	(324)
Non-taxable income (ii)	(3,716)	(2,807)
Expenses not deductible for tax purposes (ii)	69	2,460
Unused tax losses	21	30
Tax losses utilised from previous periods	—	(52)
Others	95	75

Income tax at the effective tax rate	964	4,744

(i)

According to Cai Shui [2019] No. 72, Notice on Pre-tax Deduction Policy of Commissions and Handling Charges for Insurance Companies, the commissions and handling charges incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the year after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to the subsequent years. This notice issued above was effective from 1 January 2019 and applicable to 2018’s final settlement and payment of enterprise income tax filing. Accordingly, the Company’s current income tax was deducted by RMB5,154 million regarding to 2018’s final settlement and payment.

(ii)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

15	TAXATION (continued)

(c)	As at 30 June 2019 and 31 December 2018, the amounts of deferred tax assets and liabilities were as follows:

	As at 30 June 2019	As at 31 December 2018
	RMB million	RMB million
Deferred tax assets	9,535	10,160
Deferred tax liabilities	(17,790)	(8,903)

Net deferred tax assets	57	1,257
Net deferred tax liabilities	(8,312)	—

As at 30 June 2019 and 30 June 2018, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period are as follows:

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

15	TAXATION (continued)

(c)	As at 30 June 2019 and 31 December 2018, the amounts of deferred tax assets and liabilities were as follows: (continued)

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total

	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	344	1,385	(717)	1,012
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	410	—	410
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	268	—	—	268
– Others	—	60	—	60

As at 30 June 2018	(6,125)	1,361	1,643	(3,121)

As at 1 January 2019	(5,308)	3,927	2,638	1,257
(Charged)/credited to net profit	646	(2,967)	(605)	(2,926)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(9,401)	—	(9,401)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,786	—	—	2,786
– Others	—	29	—	29

As at 30 June 2019	(1,876)	(8,412)	2,033	(8,255)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

15	TAXATION (continued)

(d)	An analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	4,557	3,947
– deferred tax assets to be recovered within 12 months	4,978	6,213

Subtotal	9,535	10,160

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(14,750)	(7,490)
– deferred tax liabilities to be settled within 12 months	(3,040)	(1,413)

Subtotal	(17,790)	(8,903)

Total, net	(8,255)	1,257

16	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2019 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2018: same).

17	DIVIDENDS

A dividend in respect of 2018 of RMB0.16 (inclusive of tax) per ordinary share, totalling RMB4,522 million, was approved at the Annual General Meeting on 30 May 2019.

A distribution of RMB196 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in the first half year of 2019 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

18	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendment, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. The percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percentage. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean and China Unicom, associates of the Group, have both applied IFRS 9 from 1 January 2018. CGB, an associate of the Group, applied China Accounting Standards 22 – Recognition and Classification of Financial Instruments and other related standards, application guidance and transitional guidance from 1 January 2019. According to IFRS 4 Amendments, the Group elected not to adopt uniform accounting policies when using the equity method for these associates. The effects of adopting new accounting standards by CGB upon the Group’s consolidated statement of financial position are reflected in Note 6.

(a)

The tables below present the fair value of the following groups of financial assets(i) under IFRS 9 as at 30 June 2019 and 31 December 2018 and fair value changes for the six months ended 30 June 2019 and 30 June 2018:

	Fair value as at 30 June 2019 RMB million	Fair value as at 31 December 2018 RMB million
Held for trading financial assets	138,366	138,717
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	1,592,426	1,502,203
– Financial assets with contractual terms that do not give rise on SPPI	604,928	528,377

Total	2,335,720	2,169,297

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

18	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(a)

The tables below present the fair value of the following groups of financial assets(i) under IFRS 9 as at 30 June 2019 and 31 December 2018 and fair value changes for the six months ended 30 June 2019 and 30 June 2018: (continued)

	Fair value changes for the six months ended 30 June
	2019 RMB million	2018 RMB million
Held for trading financial assets	13,042	(6,089)
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on SPPI	(4,464)	37,535
– Financial assets with contractual terms that do not give rise on SPPI	46,153	(14,403)

Total	54,731	17,043

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

(b)	The table below presents the credit risk exposure(ii) for aforementioned financial assets with contractual terms that give rise on SPPI:

	Carrying amount(iii) As at 30 June 2019 RMB million	Carrying amount(iii) As at 31 December 2018 RMB million
Domestic
Rating not required (iv)	643,016	653,328
AAA	892,963	787,908
AA+	9,865	13,026
AA	713	1,152
AA-	3,000	70

Subtotal	1,549,557	1,455,484

Overseas
AAA	1,123	—
A+	27	—
A	3,061	1,755
A-	34	493
BBB+	132	118
BBB-	14	14
Not rated	24	24

Subtotal	4,415	2,404

Total	1,553,972	1,457,888

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

18	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure(ii) for aforementioned financial assets with contractual terms that give rise on SPPI: (continued)

The tables below present the financial assets with contractual terms that give rise on SPPI that are not considered to have low credit risk on the reporting date:

	As at 30 June 2019
	Carrying amount(iii) RMB million	Fair value RMB million
Domestic	13,578	12,854
Overseas	24	9

Total	13,602	12,863

	As at 31 December 2018
	Carrying amount(iii) RMB million	Fair value RMB million
Domestic	14,248	14,539
Overseas	24	12

Total	14,272	14,551

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, carrying amount before adjusting impairment allowance is disclosed here.
(iv)	Mainly including government bonds and policy financial bonds.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2019:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	A subsidiary of the Company
New Aldgate Limited	A subsidiary of the Company
Glorious Fortune Forever Limited	A subsidiary of the Company
CL Hotel Investor, L.P.	A subsidiary of the Company
Golden Bamboo Limited	A subsidiary of the Company
Sunny Bamboo Limited	A subsidiary of the Company
Fortune Bamboo Limited	A subsidiary of the Company
Guo Yang Guo Sheng	A subsidiary of the Company
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Wansheng Industry Partnership (Limited Partnership)	A subsidiary of the Company
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	A subsidiary of the Company
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
China Life (Beijing) Health Management Co., Limited	A subsidiary of the Company
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”) (i)	A subsidiary of the Company
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Co., Limited	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited	An indirect subsidiary of the Company
China Century Core Fund Limited	An indirect subsidiary of the Company
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited	An indirect subsidiary of the Company
New Capital Wisdom Limited	An indirect subsidiary of the Company
New Fortune Wisdom Limited	An indirect subsidiary of the Company
Wisdom Forever Limited Partnership	An indirect subsidiary of the Company
Xi’an Shengyi Jingsheng Real Estate Co., Ltd	An indirect subsidiary of the Company
Dalian Hope Building Company Ltd	An indirect subsidiary of the Company

(i)	For the six months ended 30 June 2019, CG Investments was newly included in the interim condensed consolidated financial statements of the Group.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2019: (continued)

Significant related parties	Relationship with the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	An associate of the Company
China Unicom	An associate of the Company
Joy City Commercial Property Fund L.P.	A joint venture of a subsidiary of the Company
Mapleleaf Century Limited	A joint venture of subsidiaries of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2019: (continued)

Significant related parties	Relationship with the Company
Shang Xin – Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Kunlun Trust – Tianjin Infrastructure No. 1 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin – CL Shaanxi Coal and Chemical Industry Group Co., Ltd. Debt-to-Equity Swap Collective Fund Trust Scheme	A directly and indirectly held consolidated structured entity of the Company
Shan Guo Tou – Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	A directly held consolidated structured entity of the Company
China Life – China Hua Neng Debt-to-Equity Swap Investment Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin – CL China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jian Xin Trust – CL Guo Xin Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
China Life – Yanzhou Coal Mining Co., Ltd. Debt Investment Scheme	A directly held consolidated structured entity of the Company
Chongqing Trust Fund – CL Qing Hai Yellow River Debt-to-Equity Swap Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
CITIC Jing Cheng – Tianjin Port Group Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Bai Rui Heng Yi No. 604 Collective Funds Trust Scheme	A directly and indirectly held consolidated structured entity of the Company
Kunlun Trust – Jizhong Energy Group Loan Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin – CLI – China Nonferrous Metal Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties

The following table summarises the significant transactions carried out by the Group with its significant related parties:

		For the six months ended 30 June
	Notes	2019 RMB million	2018 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)	287	331
Asset management fee received from CLIC	(ii.a)	47	49
Payment of dividends from the Company to CLIC		3,092	7,729
Distribution of profits from AMC to CLIC		122	128
Asset management fee received from CL Overseas	(ii.b)	39	43
Asset management fee received from CLP&C	(ii.c)	9	6
Payment of insurance premium to CLP&C		13	14
Claim and other payments received from CLP&C		7	8
Agency fee received from CLP&C	(iii)	986	1,598
Rental and service fee received from CLP&C		22	35
Payment of rental, project fee and other expenses to CLRE		22	22
Property leasing expenses charged by CLI	(iv)	40	42
Retained asset management fee received from CLI		3	4
Payment of asset management fee to CLI	(ii.d)	289	229
Property leasing income received from CLI		18	18
Payment of a business management service fee to CL Ecommerce		—	25
Transactions between CGB and the Group
Interest on deposits received from CGB		1,288	608
Commission expenses charged by CGB	(v)	57	61
Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 6)		145	284
Interest payment of corporate bonds received from Sino-Ocean		14	14
Project management fee paid to Sino-Ocean		—	1
Transaction between EAP and the Group
Contribution to EAP		297	292
Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group (Note 6)		868	612

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

The following table summarises the significant transactions carried out by the Group with its significant related parties: (continued)

		For the six months ended 30 June
	Notes	2019 RMB million	2018 RMB million
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)	691	628
Distribution of profits from AMC		183	193
Transactions between Pension Company and the Company
Rental received from Pension Company		34	22
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vi)	16	22
Marketing fees income for promotion of annuity business from Pension Company		2	1
Transaction between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	8	8
Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		200	—
Transactions between Rui Chong Company and the Company
Rental fee charged by Rui Chong Company		24	24
Transactions between Guo Yang Guo Sheng and the Company
Capital reduction from Guo Yang Guo Sheng		100	—
Transaction between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		753	242
Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from consolidated structured entities to the Company		4,688	3,819
Distribution of profits from the Company’s other subsidiaries to the Company		—	384

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the interim condensed consolidated statement of comprehensive income.

(ii.a)

In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a seasonal basis, by multiplying the average book value of the assets under management (after deducting the funds obtained from and interests accrued for repurchase transactions, deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes, customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customized non-standard products are based on contractual agreed rate, without paying for extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)

In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)

On 15 May 2018, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2018 to 31 December 2019. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d)

On 31 December 2018, the Company and CLI renewed a management agreement of alternative investment of insurance funds, effective from 1 January 2019 to 31 December 2020. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of equities, real estates and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was between 0.05% and 0.6% according to different ranges of returns; for non-fixed-income projects, the management fee rate for invested projects was 0.3%, the management fee rates for newly signed projects were between 0.05% and 0.3% according to CLI’s involvement in project management and the performance-related bonus is based on the internal return rate upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

(ii.e)

On 28 December 2018, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The fixed annual service fee was calculated and payable on a seasonal basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. Asset management fees charged to the Company by AMC are eliminated in the interim condensed consolidated statement of comprehensive income.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes : (continued)

(ii.f)

On 31 December 2018, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a seasonal basis and the maximum investment management fee paid annually is RMB30 million. The management fee rate for financial products, such as investment plans, project asset-backed plans, customised products, and insurance asset management products, set up by AMC HK in the industry permitted by regulatory policies, is set according to contractual terms. The management fee rate for the directive investment operation of term deposits, common stocks, funds, financial products and other investment products, universal account B-2 and entrusted assets account alike was 0.02%; the management fee rate for unlisted equity investment was 0.3%; the management fee rate for customised investment portfolio was agreed upon the management fee of market-oriented entrusted investment. Asset management fees charged to the Company by AMC HK are eliminated in the interim condensed consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed a new framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021.

(iv)

On 29 December 2017, the Company renewed a property leasing agreement with CLI, effective from 1 January 2018 to 31 December 2020, pursuant to which CLI leased to the Company certain buildings of its own. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective from the signing date to 16 August 2020. On 28 December 2018, the Company and CGB signed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the withdrawn policy premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for two years from 1 January 2019, with an automatic one-year renewal if no objections were raised by either party upon expiry.

(vi)

On 1 January 2019, the Company and Pension Company renewed an entrusted agency agreement for pension business acted by life business. The agreement is effective from 1 January 2019 to 31 December 2021. The business means that Pension Company entrusted the Company to sale enterprise annuity funds, pension security business, occupational pension business and the third-party asset management business. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management services, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity and third-party asset management business are in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the interim condensed consolidated statement of comprehensive income of the Group.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The Balance of the Group are non-interest-bearing, and have no fixed repayment dates except for deposits with CGB, wealth management products of CGB and corporate bonds issued by Sino-Ocean.

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Amounts due from and to significant related parties of the Group
Amount due from CLIC	333	350
Amount due from CL Overseas	19	68
Amount due from CLP&C	275	284
Amount due to CLP&C	(7)	(9)
Amount due from CLI	8	15
Amount due to CLI	(309)	(362)
Amount due from CLRE	2	2
Amount deposited with CGB	61,099	61,880
Wealth management products of CGB	623	115
Amount due from CGB	2,006	1,557
Amount due to CGB	(70)	(63)
Corporate bonds of Sino-Ocean	600	593
Amount due from Sino-Ocean	22	8
Amount due from CL Ecommerce	6	6
Amount due to CL Ecommerce	(67)	(67)
Amounts due from and to subsidiaries of the Company
Amount due to AMC	(691)	(218)
Amount due to AMC HK	(10)	(10)
Amount due from Pension Company	38	25
Amount due to Pension Company	(30)	(28)
Amount due from Rui Chong Company	119	18

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

19	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Key management compensation

	For the six months ended 30 June
	2019 RMB million	2018 RMB million
Salaries and other benefits	8	9

The total compensation package for the Company’s key management has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

(e)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied the IAS 24 exemption and disclosed only qualitative information.

As at 30 June 2019, most of the bank deposits of the Group were with state-owned banks and the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2019, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

20	SHARE CAPITAL

	As at 30 June 2019		As at 31 December 2018
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2019, the Company’s share capital was as follows:

	As at 30 June 2019
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

21	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31 December 2018 RMB million	Increase RMB million	Decrease RMB million	As at 30 June 2019 RMB million
Core Tier 2 Capital Securities	7,791	—	—	7,791

Total	7,791	—	—	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and listed such securities on the Stock Exchange of Hong Kong Limited on 6 July 2015. The securities were issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, which is extendable upon expiry. Distributions shall be payable on the securities semi-annually and the Company has the option to redeem the securities at the end of the fifth year after issuance and on any distribution payment date thereafter. The initial distribution rate for the first five interest-bearing years is 4.00%, if the Company does not exercise this option, the rate of distribution will be reset based on the comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

21	OTHER EQUITY INSTRUMENTS (continued)

(b)	Equity attributable to equity holders

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Equity attributable to equity holders of the Company	368,434	318,371
Equity attributable to ordinary equity holders of the Company	360,643	310,580
Equity attributable to other equity instrument holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	5,155	4,919
Equity attributable to ordinary equity holders of non-controlling interests	5,155	4,919

Please refer to Note 17 for the information of distribution to other equity instrument holders of the Company for the six months ended 30 June 2019. As at 30 June 2019, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

22	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Pending lawsuits	571	488

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if the management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2019 and 31 December 2018, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

China Life Insurance Company Limited ● 2019 Interim Report

Financial Report

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2019

23	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Contracted, but not provided for
Investments	64,639	81,217
Property, plant and equipment	4,811	4,930

Total	69,450	86,147

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

As at 31 December 2018 RMB million
Not later than one year	1,049
Later than one year but not later than five years	1,373
Later than five years	52

Total	2,474

The Group adopted IFRS 16 as at the date of 1 January 2019. As a lessee, the Group measured, presented and disclosed its operating lease commitments as at 30 June 2019 based on IFRS 16 and did not restate the comparative information. Please refer to Note 2.1.

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 30 June 2019 RMB million	As at 31 December 2018 RMB million
Not later than one year	482	530
Later than one year but not later than five years	1,037	1,306
Later than five years	274	300

Total	1,793	2,136

中国人寿保险股佾有限公司
China Life Insurance Company Limited
Office Address :16 Financial Street, Xicheng District, Beijing, P. R. China
Telephone : 86-10-63633333
Website : www.e-chinalife.com
E-mail : ir@e-chinalife.com
www.fsc.org MIX Paper From responsible sources FSCtm C007445